ASIAN DEVELOPMENT BANK

ANNUAL REPORT 2023

Accelerating Climate Action for Sustainable Development

ADB

ADB ASIAN DEVELOPMENT BANK

ANNUAL REPORT 2023

Accelerating Climate Action for Sustainable Development

PRESIDENT’S MESSAGE

I am pleased to share this year’s Annual Report, which summarizes the support of the Asian Development Bank (ADB) to its developing member countries (DMCs) in 2023 as they confronted the growing challenge of climate change and the impacts of conflicts, food insecurity, and increased debt burdens.

The climate crisis poses a grave threat to development, with the greatest risks falling on women, children, and poor and vulnerable groups. 2023 was the warmest year on record, and several DMCs recorded all-time high temperatures. Disasters, many triggered by natural hazards, directly affected nearly 40 million people in Asia and the Pacific.

ADB answered the call to evolve so that it can tackle these challenges and accelerate progress toward the Sustainable Development Goals. Major capital management reforms have unlocked up to $100 billion in new funding capacity over the next decade—an approximately 40% increase in ADB’s annual lending capacity. To support future lending operations under these reforms, we took initial steps toward removing the ADB Charter lending limitation. Our new operating model has enabled ADB to make the key shifts needed to deliver better, faster, and more tailored support to our DMCs. We also introduced more-favorable concessional lending terms to bolster support for our small island developing states members.

We delivered a strong program of support to our DMCs, committing $23.6 billion in loans, grants, equity investments, guarantees, and technical assistance, including $3.8 billion for nonsovereign operations. We worked with our dedicated partners to mobilize an additional $16.4 billion in cofinancing.

ADB continued to step up as the climate bank for Asia and the Pacific, reaching our highest-ever annual financing for climate action: $9.8 billion, including $1 billion in nonsovereign financing. This supported investments in adaptation, totaling $4.3 billion, and for mitigation, totaling $5.5 billion, with a strong focus on climate-resilient agriculture, renewable energy, and low-carbon transport. We also utilized policy-based loans to accelerate essential reforms in DMCs and drive broad-based climate action.

We launched the Innovative Finance Facility for Climate in Asia and the Pacific, a landmark guarantee mechanism to scale up climate investment. At the 28th Conference of the Parties (COP28), we unveiled our Climate Change Action Plan, 2023–2030, which will guide our support to DMCs to achieve their Nationally Determined Contributions and help to mobilize financing for the transition to low-carbon and climate-resilient economies.

Advancing gender equality is an imperative for our region, as well as a key to jump-starting and sustaining development. In 2023, nearly all our operations contributed to addressing gender inequalities, most notably in education, employment, and health. We also worked to help mitigate the disproportionate gender impacts of climate change, for example, finding innovative solutions to the dangers women and girls face from worsening heat stress.

We invested heavily in building high-quality energy, transport, and other infrastructure that is essential for sustainable development. We also bolstered investments in the agriculture sector to improve food security and rural livelihoods through climate resilience, increased productivity, and environmental sustainability. We increased financing for education and health to further strengthen the region’s human capital. We supported initiatives to deepen regional cooperation and integration through energy security, trade, and critical public goods such as climate and biodiversity conservation.

To meet DMC demand for knowledge solutions to complex challenges, ADB established new partnerships, hosted policy dialogues, and conducted research. We created resources on carbon pricing and fossil fuel subsidies and brought together policymakers to strengthen domestic resource mobilization and international tax cooperation. We explored the power of artificial intelligence to enhance the delivery of our operations and to share ADB’s knowledge. The 56th ADB Annual Meeting, hosted by the Republic of Korea in Incheon, provided

2	ANNUAL REPORT 2023

important opportunities for knowledge exchange, with the role of the private sector in driving green growth among the many topics discussed.

Throughout the year, the Board of Directors provided invaluable guidance and support for the reforms needed for ADB to evolve into an even more effective multilateral development bank. Our staff, consultants, and contractors enabled smooth implementation of our organizational changes while delivering on our operational commitments. I am thankful for their dedication. I am also deeply grateful to our donors and bilateral and multilateral development partners for their shared support for our mission.

ADB’s evolution is ongoing. Our new operating model will continue to reshape the way we work, and an ongoing review and update of our Strategy 2030 will help to refine our efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific.

The global and regional landscape is changing rapidly, and new crises can quickly undermine the progress our DMCs have made. I am confident that ADB will remain well equipped to support the people of our region as we meet these challenges together.

MASATSUGU ASAKAWA

President and Chairperson

of the Board of Directors

MANAGEMENT TEAM

Left to right: Vice-Presidents Shixin Chen, Bruce Gosper, Roberta Casali, Fatima Yasmin, Scott Morris, Bhargav Dasgupta; Managing Director General Woochong Um; The Secretary Asel Djusupbekova.

PRESIDENT’S MESSAGE	3

BOARD OF DIRECTORS

During 2023, the Board, in close collaboration with ADB Management, ensured that the bank continues to evolve to deliver optimal support for its developing member countries (DMCs). Key decisions were made so that ADB could have sufficient lending capacity and maximize its operational effectiveness to help Asia and the Pacific find a lasting course toward the Sustainable Development Goals and climate targets under the Paris Agreement.

Importantly, the Board approved a major update to ADB’s Capital Adequacy Framework (CAF) in 2023, aligned with the Group of Twenty (G20) recommendations. This update will increase the bank’s lending capacity by up to $100 billion over the next decade, while maintaining its AAA rating. The reforms also create a lending buffer to support DMCs in times of crisis.

To support future lending operations under the updated CAF, the Board also approved a proposal to recommend to the Board of Governors that they take action to vote on the removal of the ADB Charter lending limitation.

To expand the bank’s support to DMCs for climate action, the Board of Directors approved the establishment of the Innovative Finance Facility for Climate in Asia and the Pacific. This facility allows donors to guarantee parts of the existing sovereign loan portfolio on ADB’s balance sheet, releasing financing capacity for new climate projects.

The Board also provided guidance on the final preparation of ADB’s new operating model, which became effective on 30 June 2023, and gave direction to its implementation. This landmark transformation is designed to serve DMCs with greater agility and deliver more effective development solutions.

To assist the most vulnerable among ADB’s members, the Board approved more-favorable concessional lending terms for small island developing states. The new policy aims to accelerate urgently needed investments to build resilience and take preparatory actions to address climate change, while reducing future debt-service obligations.

Partnerships and Dialogue

The Board maintained close dialogue with DMCs in 2023 through official Board Group Visits to the Federated States of Micronesia, Indonesia, the Marshall Islands, Nepal, Palau, Sri Lanka, and Thailand. These visits allowed Board members to engage directly with high-level government officials, project beneficiaries, and representatives of the private sector and civil society. The missions also provided ground-level insights into ADB -supported projects across priority sectors, enabling firsthand input for Board members when discussing forthcoming country partnership strategies.

In addition, a group of Board members visited Davao City in the Philippines to be familiarized on how ADB financing is helping reskill Filipino workers to meet labor market demands and contributing to the establishment of a modern public transport system for the city.

The Board held four colloquia in 2023. These informal, high-level meetings involved the Multilateral Cooperation Center for Development Finance, the Minister of Finance of Palau, the Special Adviser to the United Nations Secretary-General on Solutions to Internal Displacement, and academic and government tax experts. Topics discussed during the colloquia included governance, internal displacement challenges in Asia and the Pacific, and the need for improved tax and domestic resource mobilization in the region.

4	ANNUAL REPORT 2023

ADB Board of Directors as of 31 December 2023. Front, left to right: Directors Supak Chaiyawan, Shigeo Shimizu, Made Arya Wijaya, Rachel Thompson, Sangmin Ryu, Weihua Liu, President and Chairperson of the Board Masatsugu Asakawa, Directors Chantale Y. Wong, Donald Bobiash, Roger Fischer, Justine Diokno Sicat, Bertrand Furno. Back, left to right: Alternate Directors Nurussa’adah Muharram, Keiko Takahashi, Llewellyn Roberts, David Cavanough, Damien Horiambe, Xia Lyu, Moushumi Khan, Ernesto Braam, Yves Weber, Noor Ahmed, Alberto Cerdán, Nim Dorji.

Committee Highlights

Directors serve on committees that monitor and guide ADB’s operations and provide recommendations to ADB Management.

The Audit and Risk Committee discussed the CAF review, the ADB Charter lending limitation, recommendations from the G20-commissioned independent review on multilateral development banks’ CAFs, sovereign concentration risk, and the new operating model, and initiated a review of ADB’s policy and guidance architecture. The committee also endorsed ADB’s selected candidate as the bank’s external auditor.

The Budget Review Committee discussed the bank’s 2023 budget utilization, the 2024 ADB budget, and the Work Program and Budget Framework, 2024–2026. It closely followed budgetary implications from the rollout of the new operating model. The committee also held a meeting to discuss ADB’s capital expenditure pipelines and programs for facilities and information technology across 2024–2026.

The Compliance Review Committee used ADB’s Accountability Mechanism to assess the need for action in addressing complaints from stakeholders. The committee assessed one eligibility report on a complaint in Mongolia and agreed with the conclusions of the Compliance Review Panel that the complaint was ineligible for compliance review. The committee also reviewed the implementation of remedial actions for a complaint in Georgia. The committee consulted with ADB Management and the Compliance Review Panel on the approach to review the 2012 Accountability Mechanism Policy.

The Development Effectiveness Committee assessed major evaluations of ADB’s procurement system, support for the Central Asia Regional Economic Cooperation (CAREC) Program, the Asian Development Fund’s support to ADB’s poorest and most vulnerable members, and the bank’s investment and credit risk management fund. The committee discussed ADB’s corporate performance reports as well as a sector assistance program evaluation for urban infrastructure and services in India. It also discussed the Independent Evaluation Department’s strategic directions and knowledge management work and approved the department’s program for 2024–2026.

The Human Resources Committee held joint discussions with the Budget Review Committee on 2024 salary and benefits proposals and ADB workforce analysis. It reviewed the bank’s human resources reforms relating to performance, national and international staff comparators, and ADB’s new operating model. It also assessed initiatives for talent acquisition including hiring processes, staff health and well-being, and disability. The committee also discussed the Office of the Ombudsperson 2022 Annual Report and updates by the Office of Professional Ethics and Conduct.

PRESIDENT’S MESSAGE	5

FINANCIAL HIGHLIGHTS

ADB OPERATIONAL HIGHLIGHTS

Commitments, 2019–2023 ($ million)

Item	2019	2020	2021	2022	2023
A. Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	19,291	25,779	19,531	16,134	18,359
Loans[a]	16,824	22,468	16,195	13,232	16,210
Equity Investments	155	255	265	147	105
Guarantees	175	–	–	19	27
Trade and Supply Chain Finance Program and Microfinance Program[b,c]	2,136	3,056	3,072	2,736	2,018[d]
Long term (maturity of 365 days or more)	102	151	221	269	340
Short term (maturity of less than 365 days)	2,034	2,904	2,851	2,467	1,678
Concessional Resources	4,488	5,449	2,993	4,074	4,932
Concessional Ordinary Capital Resources Loans	3,644	4,432	2,648	3,136	4,159
Asian Development Fund	844	1,017	344	938	774
Grants	844	1,017	344	932	770
Guarantees	–	–	–	5	3[e]
Regular Ordinary Capital and Concessional Resources	23,779	31,228	22,524	20,208	23,292
Special Funds[f]	–	60	5	7	6
Grants	–	60	5	7	6
Subtotal (A)	23,779	31,287	22,529	20,216	23,297

By Operations
Sovereign	18,643	26,826	18,272	16,349	19,533
Loans	17,799	25,749	17,922	15,389	18,760
Grants	844	1,077	349	940	764
Guarantees	–	–	–	19	9
Nonsovereign	5,137	4,461	4,258	3,867	3,764
Loans[a]	2,670	1,151	921	979	1,608
Equity Investments	155	255	265	147	105
Grants	–	–	–	–	12
Guarantees	175	–	–	5	21
Trade and Supply Chain Finance Program and Microfinance Program[b,c]	2,136	3,056	3,072	2,736	2,018[d]
Long term (maturity of 365 days or more)	102	151	221	269	340
Short term (maturity of less than 365 days)	2,034	2,904	2,851	2,467	1,678
Subtotal (A)	23,779	31,287	22,529	20,216	23,297

B. Technical Assistance
Sovereign	221	282	209	243	250
Nonsovereign	17	12	21	14	14
Subtotal (B)	237	294	230	257	264

TOTAL ADB OPERATIONS (A + B)	24,017	31,581	22,759	20,473	23,562
ADB Operations without Trade and Supply Chain Finance Program	21,880	28,525	19,687	17,736	21,544
and Microfinance Program[b,c]

C. Cofinancing including Trust Funds
Sovereign	5,424	11,123	4,967	4,330	9,528
Trust Funds Administered by ADB	181	288	116	92	129
Bilateral	3,714	4,348[g]	2,051	1,830	3,110
Multilateral	1,380	6,281	2,680	2,340	6,137
Others[h]	149	207[g]	120	69	152
Nonsovereign	6,976	5,210	7,543	6,999	6,423
Trust Funds Administered by ADB	191	163	103	81	261
Bilateral	3	100	2	–	–
Multilateral	1	10	5	25	–
Commercial[i]	3,088	1,664	1,643	1,554	3,015
Trade and Supply Chain Finance Program and Microfinance Program[c]	3,693	3,272	5,790	5,340	3,146
Long term (maturity of 365 days or more)	128	171	218	218	418
Short term (maturity of less than 365 days)	3,565	3,101	5,572	5,122	2,729
Transaction Advisory Services	113	76	397[j]	60	443[k]

TOTAL COFINANCING	12,512	16,409	12,907	11,390	16,394

– = nil, ADB = Asian Development Bank.

Notes:

1.	Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.
2.	Beginning in 2020, commitments from ADB’s internal resources include private sector programs (the Trade and Supply Chain Finance Program and the Microfinance Program). Inclusion of ADB’s exposure (or committed redeployed capital) under private sector programs fully reflects the total financing committed, while at the same time, ADB reports on cofinancing mobilized by these programs. Commitments under private sector programs will distinguish long-term and short-term financing.
3.	Numbers may not sum precisely because of rounding.
[a]	Includes commitments classified as debt securities in financial statements in accordance with accounting standards.
[b]	The Trade and Supply Chain Finance Program and the Microfinance Program are nonsovereign credit enhancement products and loans financed from ADB’s regular ordinary capital resources.
[c]	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.
[d]	The Trade and Supply Chain Finance Program represents 89% of this figure and supported 21,416 transactions in the reporting period, with an average maturity of 175 days.
[e]	Nonsovereign guarantees were committed to the Kyrgyz Republic and Nepal under the Asian Development Fund private sector window managed by ADB.
[f]	Comprises funds other than the Asian Development Fund such as the Asia Pacific Disaster Response Fund and the Climate Change Fund.
[g]	This figure has been adjusted since Annual Reports 2020 to 2022 due to the reclassification of $207 million sovereign cofinancing for one project.
[h]	Includes concessional cofinancing for sovereign operations from public and private entities other than from official development assistance sources, such as state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations.
[i]	Includes B loans and parallel loans, among others. B loans are cofinancing arrangements for a single borrower that are funded by commercial banks and other eligible financial institutions, helping to distribute related risks, with ADB acting as the lender of record.
[j]	This figure has been adjusted since Annual Reports 2022 and 2021 to exclude $26 million that is reported under nonsovereign cofinancing.
[k]	Excludes a $37 million A-loan mobilized under Transaction Advisory Services, which is reported under nonsovereign ADB financing, and $150 million that is reported under nonsovereign cofinancing.

6	ANNUAL REPORT 2023

Commitments by Region, 2019–2023 ($ million)

Region	2019	2020	2021	2022	2023
Central and West Asia	6,111	6,565	5,193	5,962	4,323
East Asia	2,663	2,893	2,034	2,089	2,127
Pacific	461	1,150	853	994	253
South Asia	7,307	9,034	8,819	5,127	8,836
Southeast Asia	7,181	11,628	5,579	6,028	7,940
Regional	294	310	282	272	83
TOTAL	24,017	31,581	22,759	20,473	23,562

Note: Numbers may not sum precisely because of rounding.

Note: Percentages may not sum precisely because of rounding.

Commitments by Sector, 2019–2023 ($ million)

Sector	2019	2020	2021	2022	2023
Agriculture, Natural Resources, and Rural Development	2,309	1,281	1,490	2,218	3,228
Education	1,138	1,066	975	799	1,389
Energy	2,660	4,292	1,837	1,446	2,227
Finance	3,325	4,601	4,116	5,686	3,611
Health	644	3,512	5,882	823	2,275
Industry and Trade	1,592	2,215	716	238	661
Information and Communication Technology	579	32	55	86	94
Multisector	3	12	10	11	6
Public Sector Management	2,985	9,561	2,294	3,725	3,354
Transport	7,536	3,147	3,396	4,344	4,779
Water and Other Urban Infrastructure and Services	1,245	1,862	1,989	1,098	1,919
TOTAL	24,017	31,581	22,759	20,473	23,542[a]

Note: Numbers may not sum precisely because of rounding.

a A $20 million commitment is not included in this total as the project’s sector assignment was waived due to its specific nature.

COMMITMENTS BY SECTOR, 2023 AND 2022

FINANCIAL HIGHLIGHTS  7

DISBURSEMENTS
FOR LOANS, GRANTS,
OTHER DEBT
SECURITIES, AND
EQUITY INVESTMENTS,
2019–2023

($ million)

Portfolio, 2019–2023 ($ million)

Item		2019	2020	2021	2022[a]	2023
A.	Ongoing Projects[b]
	By Source
	Regular Ordinary Capital Resources
	Loans	68,289	80,161	80,967	78,504	79,169
	Other Debt Securities	929	1,034	915	712	664
	Guarantees	2,202	2,703	2,754	2,540	2,177
	Equity Investments	1,975	1,799	1,940	1,958	2,058
	Concessional Resources
	Loans	17,872	19,966	19,531	20,079	22,289
	Grants	5,321	5,234	5,146	5,768	5,698
	Other Special Funds
	Grants	4	56	39	18	13
	By Operations
	Sovereign	82,808	96,616	97,243	96,804	100,241
	Nonsovereign	13,785	14,337	14,050	12,774	11,826
	Total	96,592	110,953	111,292	109,579	112,067

B.	Disbursements
	By Source
	Regular Ordinary Capital Resources
	Loans	13,148	18,891	14,726	16,154	14,204
	Equity Investments	135	86	141	197	142
	Other Debt Securities	161	349	43	62	81
	Concessional Resources
	Loans	2,513	3,382	2,918	2,421	2,651
	Grants	511	824	380	818	729
	Other Special Funds
	Grants	3	53	12	6	4
	By Operations
	Sovereign	14,210	21,306	16,559	18,003	16,357
	Nonsovereign	2,260	2,279	1,661	1,655	1,453
	Total	16,470	23,585	18,220	19,659	17,810

C.	Net Resources Transfer to	5,670	12,058	7,924	8,097	650
	Developing Member Countries[c]

Note: Numbers may not sum precisely because of rounding.

[a]	The 2022 Ongoing Projects figures differ from those in Annual Report 2022 due to adjustments after year-end.
[b]	Sovereign portfolio consists of loans, grants, equity investments, and guarantees committed and not financially closed. Nonsovereign portfolio consists of (i) the committed loan, other debt security and equity (carrying or fair value) portfolio, comprised of outstanding balances plus undisbursed balances; (ii) the committed guarantee portfolio, comprised of outstanding and unissued project guarantees and guarantees under private sector programs; and (iii) the undisbursed balance of grants.
[c]	Includes loans, other debt securities, equity investments, the Asian Development Fund, and other Special Fund grants. Net Resources Transfer to Developing Member Countries refers to the net amount of disbursements in excess of payments of principal, interest, and other charges.

INTERNAL
ADMINISTRATIVE
EXPENSES PER
$1 MILLION
DISBURSEMENT,
2019–2023

($ ‘000, 3-year average)

ADB INSTITUTIONAL HIGHLIGHTS

Item	2019	2020	2021	2022	2023
A. Staff[a]
Staff (number)	3,548	3,646	3,687	3,769	3,888
International Staff and Board Staff	1,287	1,317	1,337	1,365	1,414
National and Administrative Staff	2,261	2,329	2,350	2,404	2,474
National Staff	943	990	1,030	1,080	1,160
Administrative Staff	1,318	1,339	1,320	1,324	1,314
International Staff and Board Staff	1,287	1,317	1,337	1,365	1,414
Location (number)
Resident Missions[b]	193	198	186	196	204
Headquarters	1,094	1,119	1,151	1,169	1,210
International Staff and Board Staff	1,287	1,317	1,337	1,365	1,414
Gender (number)
Male	815	820	830	837	851
Female	472	497	507	528	563

B. Internal Administrative Budget ($ ’000)	690,488	726,718	771,188	782,068	841,105

[a]	Refers to all international staff, board staff (i.e., Director’s Advisors), national staff, and administrative staff. The figures exclude Management, Board of Directors, and Secondees assigned to the Asian Development Bank (ADB), but include staff on special leave without pay and staff on external assignment to other organizations.

[b]	Includes staff in outposted positions and in ADB’s Philippines Country Office.

8  ANNUAL REPORT 2023

ADB RESOURCES AND FINANCIAL DATA ($ million)

Item		2019	2020	2021	2022	2023
A.	Ordinary Capital Resources
	Selected Balance Sheet Data
	Total Assets	221,866	271,741	282,084	290,658	301,411
	of which
	Loans Outstanding - Operations	114,389	129,788	137,163	144,325	150,986
	Investments for Liquidity Purpose	39,312	41,963	43,287	45,294	47,250
	Equity Investments - Operations	1,619	1,289	1,322	1,438	1,583
	Derivative Assets	62,619	87,778	92,860	93,436	96,283
	Total Liabilities	169,948	219,104	229,229	236,444	246,117
	of which
	Outstanding Borrowings[a]	104,996	128,757	134,071	131,571	143,265
	Derivative Liabilities	62,569	84,517	91,947	102,965	101,486
	Total Equity[b]	51,918	52,637	52,855	54,214	55,294
	of which
	Paid-in Capital	7,175	7,566	7,381	7,042	7,113
	Reserves[c]	44,743	45,071	45,474	47,172	48,181

	Income Statement Data
	Total Revenue	4,265	3,072	2,399	4,565	10,039
	Total Expenses	(3,173)	(2,158)	(1,227)	(3,441)	(8,551)
	of which
	Borrowings and Related Expenses	(2,530)	(1,351)	(460)	(2,640)	(7,913)
	Administrative Expenses	(598)	(669)	(819)	(775)	(680)
	Net Realized Gains (Losses)	28	230	159	19	(15)
	Net Unrealized Gains (Losses)	434	228	(601)	1,026	(535)
	Net Income	1,554	1,372	730	2,169	938
	Allocable Net Income[d]	1,069	1,132	1,161	1,099	1,423[e]
	Allocation to Ordinary Reserve	616	734	778	716	1,005
	Allocation to ADF	259	292	292	292	293
	Allocation to Other Special Funds	194	105	90	90	125

	Annual Borrowings[f]	24,613	35,765	35,761	36,109	28,913
	of which
	Thematic Bonds and Green Bonds	2,657	1,221[g]	5,125[g]	5,750	3,982
	Local Currency Funding[h]	764	930	880	335	349

	Capital Utilization Ratio (%)[i]	62.1	69.1	74.0	83.9	70.0

B.	Available Resources of the Asian Development	2,498	2,312	2,322	1,787	2,441
	Fund Resources[j]

C.	Special Fund Resources (Other than ADF)—Uncommitted Balances
	Technical Assistance Special Fund	196	87	464	285	213
	Japan Special Fund[k]	112	112	112	110	112
	ADB Institute	19	24	26	27	26
	Regional Cooperation and Integration Fund	5	25	12	4	1
	Climate Change Fund	10	27	20	15	15
	Asia Pacific Disaster Response Fund	21	47	56	49	47
	Financial Sector Development Partnership	5	3	3	5	5
	Special Fund
	Total	368	325	694	495	419

( ) = negative value, ADF = Asian Development Fund.

Note: Numbers may not sum precisely because of rounding.

[a]	Includes accrued interest and commission, unamortized premium, and/or discounts.
[b]	As of 31 December 2023, authorized and subscribed capital amounted to $142,741 million.
[c]	Includes ordinary reserve, special reserve, loan loss reserve (up to 2019 only), surplus, net income after appropriation, net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustment, and accumulated other comprehensive income or loss.
[d]	Defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account. This is the amount that ADB may, subject to approval by the Board of Governors, annually allocate to reserves and surplus, and transfers to Special Funds.
[e]	Subject to the approval of the Board of Governors at the ADB Annual Meeting in 2024.
[f]	Excludes short-term borrowings from euro-commercial paper issuances.
[g]	This figure differs from that in Annual Report 2022 due to adjustments after year-end.
[h]	Includes bonds, swaps, and repurchase agreements (up to 2020).
[i]	Defined as the ratio of the total economic capital used (numerator) to usable equity (denominator). The 2023 capital utilization ratio is based on the 2023 Capital Adequacy Framework. Capital utilization ratios for 2019-2022 were based on the 2020 Capital Adequacy Framework.
[j]	Includes the total fund balance and nonnegotiable, noninterest-bearing demand obligations on account of contributions.
[k]	Resources include Asian Currency Crisis Support Facility (ACCSF). In 2021, the ACCSF’s account was closed after transferring ACCSF’s residual balance to the Japan Special Fund.

FINANCIAL HIGHLIGHTS  9

ACCELERATING CLIMATE ACTION

FOR SUSTAINABLE DEVELOPMENT

In 2023, Asia and the Pacific again suffered from multiple extreme weather events exacerbated by climate change. Over 200 disasters—the vast majority of them weather-related—directly affected nearly 40 million people across the region in 2023, with the estimated damage topping $48 billion. Meanwhile, as 2023 was confirmed to be the warmest year on record globally, all-time high temperatures were recorded in the Lao People’s Democratic Republic (Lao PDR), Thailand, and Viet Nam.

High costs of disaster relief and recovery continued to divert government resources away from poverty reduction. The number of people in the region living on less than $2.15 a day (an official threshold for extreme poverty) declined to an estimated 130 million in 2023. Despite the positive trend, this figure is almost double what it would have been without setbacks caused by the COVID-19 pandemic. In addition, high food and energy prices and climate-related disasters took a heavy toll on the region’s poorest people. Food insecurity remained a major challenge, with vulnerable communities in Afghanistan, Bangladesh, Myanmar, Pakistan, and Sri Lanka among the most affected.

Overall, Asia and the Pacific continued its robust economic expansion in 2023, with growth for the region’s developing economies reaching 5%. This was underpinned by generally healthy domestic demand and moderating inflation, including in the two largest economies: the People’s Republic of China (PRC) and India. Remittances to the region remained stable over the year, while tourism in the Pacific rebounded to the point that labor shortages were reported in the sector.

The pace of inflation slowed to 3.3% across Asia and the Pacific and overall financial conditions improved, as reflected in stronger equity markets and greater inflow of capital. However, some underlying price pressures persisted, and core inflation remained high in the Caucasus, Central Asia, and South Asia. These price pressures can be attributed, in part, to impacts from the Russian invasion of Ukraine, along with declines in food crop yields as extensive droughts thwarted agricultural production in several countries.

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ADB’s Support for Climate Action and Sustainable Development

To bolster the response to climate change across Asia and the Pacific, and support efforts to achieve sustainable and inclusive development, ADB committed $23.6 billion through loans, grants, guarantees, equity investments, and technical assistance.

Accelerating Climate Action

In 2023, ADB committed its highest-ever level of climate finance at $9.8 billion, up sharply from $6.7 billion in 2022 and including $1 billion in nonsovereign climate finance. ADB made significant climate investments in critical sectors such as transport ($2.5 billion), agriculture ($1.8 billion), and energy ($1.9 billion). As an example, ADB provided sovereign and nonsovereign support for eight projects in Uzbekistan to drive the country’s clean energy transition. These projects, along with a 2022 wind power investment, will boost the proportion of renewable energy in the country by more than two-thirds and avoid 4.3 million tons of greenhouse gas emissions annually.

ADB also strengthened policy reforms to accelerate climate action. For example, in Bangladesh, a country highly vulnerable to climate change, the bank committed a policy-based loan focused specifically on reforms to enhance climate adaptation. More broadly, climate financing through ADB’s policy-based loans—those supporting reforms in areas such as economic stabilization, fiscal sustainability, and decentralization—increased from $1.4 billion in 2022 to $1.9 billion in 2023.

Boosting Quality Infrastructure, Food Security, Public Institutions, and Social Sectors

ADB supported quality infrastructure to bolster sustainable development through investments in transport ($4.8 billion), energy ($2.2 billion), and water and other urban services ($1.9 billion). This included more than $1 billion to modernize the public bus system for Davao City in the Philippines. In addition, ADB committed $3.2 billion to strengthen climate-smart agriculture, agricultural value chains, agribusiness, and natural resource management practices to address food security in the face of interconnected water supply and climate challenges.

To strengthen public sector management, ADB committed $3.3 billion. In education and training, ADB provided $1.4 billion for areas such as emerging skills and jobs, school reforms, and post-pandemic employment recovery.

In health, the bank committed $2.3 billion toward sector reforms and improved services. In line with its approach to fragile and conflict-affected situations, ADB provided $400 million in grants, administered through United Nations agencies, for food security and health services for the Afghan people. The bank again contributed strongly to achieving gender equality, with nearly all of its projects in 2023 including gender elements.

Stepping Up Support for the Private Sector

ADB’s nonsovereign operations provided critical support for the private sector to deliver on sustainable development priorities. The bank’s nonsovereign commitments reached $3.8 billion in 2023, including $1.7 billion for a record-high 40 projects across key sectors such as agribusiness, energy, health care, and transport. It also included $1.8 billion under ADB’s Trade and Supply Chain Finance Program, covering 21,416 transactions to promote regional trade, and $231.8 million under its Microfinance Program to support small businesses.

Providing Essential Technical Assistance

ADB provided $264 million in technical assistance during 2023 to support DMCs in project preparation, capacity development, policy advice, and research. Such assistance contributed to the critical analysis of policy and regulatory reforms, laying the foundations for the bank’s 29 policy-based loans during the year.

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Leveraging Partnerships

for Sustainable Development

Across 2023, ADB worked with partners to ramp up climate action, foster economic resilience, and protect the poorest and most vulnerable communities.

The bank mobilized $9.5 billion in external resources for its sovereign operations and $6.9 billion in cofinancing for its nonsovereign operations. It worked with 40 bilateral, multilateral, multi-partner trust funds, and other partners under sovereign operations.

Of ADB’s 170 cofinanced projects in 2023, 38 had climate change components. The bank also launched the Innovative Finance Facility for Climate in Asia and the Pacific, a first-of-its-kind guarantee mechanism for climate finance by a multilateral development bank. Facility partners—initially Denmark, Japan, the Republic of Korea, Sweden, the United Kingdom, and the United States—pledged grants and guarantees for parts of ADB’s sovereign loan portfolios.

This will enable the bank to free up capital, as much as $15 billion over a 5-year investment period, toward increasing climate investments.

Climate action was also central to new trust funds established in 2023. New funds for ocean resilience and coastal adaptation, urban resilience, water resilience, energy access and transition, and green finance garnered $344 million in commitments from the governments of the Netherlands and the United Kingdom, among others. An additional $311 million was committed to existing trust funds from donors including Japan and the Republic of Korea.

During the year, ADB established several partnership initiatives on climate, including the Community Resilience Partnership Program Investment Fund, the Climate and Health Initiative, the Nature Solutions Finance Hub for Asia and the Pacific—all launched at the 28th meeting of the Conference of the Parties (COP28)—and the Model Forest Act Initiative.

ADB CLIMATE FINANCE IN 2023

12  ANNUAL REPORT 2023

Meanwhile, the newly established International Finance Facility for Education will advance education and skills development for Asia and the Pacific’s poorest children and youth.

In support of the private sector, ADB and the Government of Japan signed an agreement on the Leading Asia’s Private Infrastructure Fund 2 with capital of up to $1.5 billion to cofinance high-quality, resilient, and sustainable infrastructure projects.

The bank also collaborated with the governments of the Republic of Korea and the United States to create a revolving fund for investing in private companies and nonsovereign projects.

To mobilize additional resources for DMCs, ADB signed long-term framework arrangements with the Asian Infrastructure Investment Bank, the European Union, and the Green Climate Fund.

In 2023, the bank supported India’s Group of Twenty (G20) Presidency with technical work on topics such as cities as engines of growth, women-led development, climate-resilient health systems, and climate finance.

ADB again held numerous policy discussions with civil society organizations (CSOs), including in-depth conversations with CSOs in 12 countries on updates to its Safeguard Policy Statement. The bank also engaged with CSOs on its new Climate Change Action Plan, 2023–2030, the Energy Transition Mechanism, and on just transition.

Evolving ADB to Support Priority Needs

Through several new initiatives in 2023, ADB further strengthened its capacity to help DMCs address urgent and accelerating development challenges.

The bank rolled out its new operating model midyear, focusing on achieving four shifts: increase its capacity as the region’s climate bank; spur private sector development; provide a wider range of integrated development solutions; and modernize how ADB works.

As part of the new operating model, ADB implemented a range of organizational changes, including consolidating its sector expertise into a single group, creating dedicated units focused on safeguards and markets development, establishing integrated country management teams, and empowering project teams. The bank also initiated reforms to improve business processes. Moreover, ADB finalized revisions to its Capital Adequacy Framework, unlocking up to $10 billion annually in additional lending capacity to help DMCs achieve the Sustainable Development Goals.

To further foster inclusive development, the bank announced more-favorable concessional lending terms for its small island developing states and embarked on an ambitious replenishment of its main source of grant financing, the Asian Development Fund, which provides critically needed financing to lower-income members, including small island developing states.

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Strategic Focus

ADB’s assistance to its DMCs is guided by the seven operational priorities of the bank’s Strategy 2030.

During 2023, ADB worked alongside governments, development partners, and other stakeholders to confront the intensifying challenges presented by the global climate crisis, persistent poverty, geopolitical instability, and other pressing issues for the Asia and Pacific region.

Addressing Remaining Poverty and Reducing Inequalities

Investing in stronger social protection and more equitable education and health care remains a priority for ADB’s work in its DMCs.

Held in September 2023, the bank’s Asia-Pacific Social Protection Week gathered around 700 experts and decision-makers to reimagine the future of social protection in the region. The event was followed by the launch of ADB’s Social Protection Directional Guide, laying out the approach for an inclusive and resilient social protection system.

To alleviate poverty through sustainable employment, ADB is supporting Cambodia in training 37,100 people for market-driven disciplines such as industrial engineering and network programming. It is also helping the Philippines build the capacity of existing and emerging businesses to generate long-term employment in light of pandemic-induced job losses. These investments were complemented by ADB’s 10th International Skills Forum, which focused on digital transformation, climate change, and interdisciplinary education.

In health, ADB is helping its DMCs address complex issues such as aging populations, a rising burden of noncommunicable diseases, and alarming shortages of health workers. The bank is supporting the Lao PDR and Papua New Guinea in upgrading health infrastructure to deliver sustainable, high-quality, and essential health services to underserved communities. It is also financing new health facilities to withstand extreme weather in Kiribati.

In the PRC, ADB is contributing to an early-warning system aimed specifically at helping older people anticipate the potential health impacts of heat waves and other climate-related extreme weather events.

During the year, ADB also supported the G20 in developing high-level principles to guide multilateral development banks and DMCs on the links between climate change and human health.

Accelerating Progress in Gender Equality

While gender equality across Asia and the Pacific has improved significantly over the past 2 decades, ADB made strong efforts in 2023 to reduce remaining imbalances in education, employment, and health.

In Solomon Islands, the bank is encouraging girls to stay in school through its support for teaching methods that

14  ANNUAL REPORT 2023

challenge gender norms, new amenities to manage menstruation, and training for teachers on social and gender inclusion among students.

During the year, ADB also delivered a range of knowledge products highlighting gender issues in the labor market. The bank’s experts assessed how greater investment in childcare can advance gender equality; analyzed gaps in women’s access to decent work, fair pay, and appropriate working conditions; and addressed the risk of sexual exploitation, abuse, and harassment in ADB-financed projects.

At COP28, ADB announced technical assistance to help selected DMCs, including Cambodia and Pakistan, understand how heat stress affects women and men differently, particularly in the workplace. This will guide gender-specific solutions to the effects of extreme heat.

To bring down India’s estimated 1 million deaths every year caused by household carbon monoxide—most of them women and children—ADB is helping distribute 1 million modern cookstoves designed to reduce toxic fumes. The more efficient cookstoves will also help reduce the daily domestic workload of women.

In Pakistan, the bank is providing about 28,000 women in Khyber Pakhtunkhwa Province with training on the safe handling of pesticides and fertilizers, seed cleaning, and storage practices.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

Asia and the Pacific’s exposure to natural hazards triggered by climate change was again evident in 2023. Tropical cyclones and severe storms hit Bangladesh,

Indonesia, Myanmar, the Philippines, and Vanuatu; and drought lingered in Kiribati. Meanwhile, severe earthquakes rocked Afghanistan and Papua New Guinea.

At COP28, ADB launched its Climate Change Action Plan, 2023–2030, codifying actions to help DMCs strengthen their Nationally Determined Contributions, accelerate their implementation through sectoral plans and priorities, and mobilize financing for the transition to low-carbon and climate-resilient economies. The bank also released a report on what a global net-zero transition could mean for developing Asia and the Pacific, emphasizing early action and international coordination to ensure a low-cost and equitable shift.

Along with responding to emergencies and supporting post-disaster recovery, ADB also emphasized disaster risk reduction and climate preparedness. At COP28, it announced technical assistance for in-depth analysis of multi-hazard risks such as landslides, earthquakes, and floods in the Hindu Kush Himalayas. It also shared post-disaster assessment methodology with DMCs and explored the use of satellite imagery to predict tropical cyclones in Fiji. In Armenia, as part of its ongoing efforts to ensure schools meet international seismic safety standards, ADB is helping improve the government’s emergency preparedness and response systems.

ACCELERATING CLIMATE ACTION FOR SUSTAINABLE DEVELOPMENT  15

The bank continues to promote nature-based solutions to address climate change and sustainable development challenges.

In Viet Nam, ADB worked on an aquaculture model that strengthens the resilience of coastal ecosystems and communities. In the Philippines, it invested in nature-based solutions and natural river management to better mitigate flood risks. In the PRC, it is helping enhance integrated lake basin management by local government to protect the Chao Lake ecosystem.

With plastics in waterways and increasing air pollution being major ecological and economic problems across Asia and the Pacific, ADB organized Bangkok Plastics Week to bolster regional cooperation on reducing marine litter and the 11th Better Air Quality Conference, which focused on science as the basis for integrated solutions and innovative financing.

These events were complemented by ADB’s Asia Clean Energy Forum 2023, which explored efficient solutions for power, heating, and cooling. Meanwhile, to raise awareness about climate-related information disclosure and to promote policies to scale up climate finance while ensuring financial stability, ADB and the Asian Development Bank Institute (ADBI) launched the ADBI–ADB Asian Climate Finance Dialogue.

Making Cities More Livable

ADB continues to help its DMCs overcome urban infrastructure deficits and implement more climate-resilient approaches to develop livable cities.

In Bangladesh, the bank is improving living conditions in 88 municipalities (pourashavas) by upgrading urban infrastructure and formulating a risk-informed master plan to improve the delivery of municipal services.

In the PRC’s Yangtze River Economic Belt, ADB is helping upgrade water infrastructure; promote water recycling and low-powered wastewater treatment; and construct two centers for waste processing, recycling, and reuse. The bank is also contributing to improved urban water supply in India via a project to install new water pipes, set up wastewater treatment plants, and improve stormwater drains.

In Armenia, ADB invested to relieve traffic congestion, expand access to green spaces, and improve institutional capacity for green and inclusive urban mobility. In Georgia, it contributed to a green bond issuance to finance the introduction of light electric vehicles and expand the electric vehicle charging network.

16  ANNUAL REPORT 2023

Meanwhile, ADB’s Creating Investable Cities initiative continued to support Makassar (Indonesia), Penang (Malaysia), and Ulaanbaatar (Mongolia) on their paths to net zero. The initiative developed tool kits to improve each city’s planning and policies and increase internal revenues and external financing for resilient, inclusive, and sustainable infrastructure.

In similar work, ADB supported India’s G20 Presidency to craft a framework that will build the capacity of urban administrations and local governments to finance the cities of tomorrow. The bank also published a set of case studies on innovative project designs focusing on making cities of Asia and the Pacific more livable.

Promoting Rural Development and Food Security

The combined impacts of climate change, the COVID-19 pandemic, and the ongoing Russian invasion of Ukraine hindered food availability and led to price increases in 2023. Some governments even imposed food export restrictions, which drove global prices for rice to their highest levels in 15 years.

ADB responded by committing $4 billion toward food security for Asia and the Pacific in 2023. This means the bank has now committed $7.7 billion of its $14 billion food security program for 2022–2025.

ADB invested significantly in 2023 to sustain rural livelihoods and improve agricultural competitiveness in the region. It is helping Solomon Islands improve regulations that protect vital river ecosystems; assisting Indonesia in the adoption of modern horticulture and irrigation practices; fostering state-of-the-art agribusinesses in the PRC; supporting policy reforms in the Philippines to lower and stabilize rice prices; and promoting agricultural value chain modernization in the Kyrgyz Republic.

ADB also invested in better transport connectivity for rural and remote communities across Asia and the Pacific, such as upgrading and climate-proofing 464 kilometers of rural roads in Bangladesh and Nepal.

ADB’s nonsovereign operations continued to support rural development and food security, focusing on agribusiness loans and equity investments, financial intermediary loans, microfinance, and trade and supply chain finance. This included support for wheat and cotton farming in Uzbekistan.

Throughout the year, ADB shared knowledge on the agricultural impact of high-voltage electricity in India’s rural areas, improving the safety of fruits and vegetables in Viet Nam, the use of artificial intelligence for crop yield estimation in Cambodia, and encouraging climate-smart agriculture across the whole of Asia and the Pacific. Together with Stanford University, the bank organized learning sessions on natural capital, nature-based solutions, and the climate–food–nature nexus.

Strengthening Governance and Institutional Capacity

Effective public revenue management, financial stability, good governance, and strong service delivery were the anchors of ADB’s work in 2023 to improve institutional capacity across Asia and the Pacific.

ADB is helping Maldives with policy, regulatory, and institutional reforms aimed at medium-term fiscal sustainability; Mongolia with tax revenue growth through improvements in domestic tax administration and alignment with international treaties; and Nauru with reforms that focus on improving the financial performance and service delivery of state-owned enterprises.

Providing broader guidance on improving state-owned enterprises, ADB shared knowledge on how such enterprises can help tackle climate change and biodiversity loss by using green and blue bonds, deploying sustainable financial instruments, and shifting to low-carbon economic activities.

In 2023, ADB for the first time committed policy-based loans focusing on domestic resource mobilization in Pakistan and the Philippines. In Pakistan, the bank

ACCELERATING CLIMATE ACTION FOR SUSTAINABLE DEVELOPMENT  17

is helping improve tax administration and raise domestic and international nondebt resources, while also integrating potential impacts of climate-related disasters into the government’s fiscal risk management framework. In the Philippines, ADB is assisting with policies and legal frameworks on issues such as carbon taxation, the emissions trading system, and excise taxes on single-use plastic bags.

The bank’s tool kit on carbon pricing and fossil fuel subsidy rationalization, released in July 2023, looks further at key attributes of emissions trading systems and carbon taxes, and aims to help DMCs develop appropriate climate policies. The tool kit is backed by a governance brief highlighting the importance of green public investment management for sustainable economic growth in DMCs.

ADB’s capacity-building efforts in 2023 culminated with the High-Level Regional Tax Conference in November, where DMCs exchanged knowledge on more effective domestic resource mobilization and international tax cooperation.

Fostering Regional Cooperation and Integration

Throughout 2023, ADB promoted wider, deeper, and more open regional cooperation and integration to achieve environmentally sustainable and socially inclusive growth. In February, the bank released the Asian Economic Integration Report 2023, highlighting how trade and investment policies can help tackle climate change. Among its key findings, the report recommends reducing trade barriers to environmental goods and services, promoting affordable access to green technologies, and adopting environmental provisions in trade agreements.

ADB also participated for the first time in the World Trade Organization’s Annual Public Forum, helping organize a session on the role of inclusive policies to promote green trade and facilitate a just transition to net zero. This was followed by ADB-supported dialogue at COP28 on the role of trade in Asia and the Pacific’s path to net zero.

To share lessons and promote regional cooperation on climate change, biodiversity, and sustainable development, ADB and ADBI hosted the second East Asia Forum, alongside the 2023 Asia-Pacific Forum on Green and Low-Carbon Development, in Changsha, PRC.

The bank’s investments in 2023 to improve regional connectivity included strengthening Mongolia’s road network to better link production centers to major regional trade routes and upgrades to berths and terminals in one of India’s major container ports.

To bolster health security in the Pacific, ADB provided technical assistance for regional knowledge sharing and collaboration to reduce the transmission of cross-border diseases.

ADB contributed to subregional cooperation programs during the year. For the Greater Mekong Subregion, the bank supported knowledge events on diverse topics, including a training program for government officials on fostering public–private partnerships. For the Central Asia Regional Economic Cooperation (CAREC) Program, ADB and the Government of Georgia organized the 6th CAREC Energy Investment Forum to discuss regional action on sustainable energy.

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INNOVATION HUB
ADB's new Innovation Hub physical space brings together people to envision, experiment, and execute innovations to improve the bank's operations.

INTEGRATING KNOWLEDGE AND INNOVATION TO SOLVE DEVELOPMENT CHALLENGES

ADB continues to explore new ways to harvest and share knowledge that can transform its developing member countries (DMCs). This includes maintaining strong knowledge partnerships; supporting incisive policy dialogue, research, and resources; and providing platforms for knowledge exchange between DMCs. Under its new operating model, ADB is also accelerating the application of innovation and new technologies to provide more responsive and customized development solutions to members.

Harnessing Digital Technology for Development Impact

In 2023, ADB set about integrating all its knowledge products and services into a single digital platform driven by artificial intelligence. The platform will enable ADB staff to efficiently find specialized content—including insights from past projects, case studies, and illustrative datasets—when designing and implementing projects for DMCs.

ADB also partners with external institutions to develop state-of-the-art thinking and technologies for DMCs. During 2023, the bank signed a memorandum of understanding (MOU) with Leiden University to explore knowledge exchange on topics including human capital, taxation, and livable cities, with climate change as a cross-cutting theme. ADB also signed an MOU with the Japan Exchange Group, Inc. to cooperate on promoting capital market development, sustainable finance, and digital technology.

To unearth viable technologies centered on green and sustainable development solutions for DMCs, ADB runs the Technology Innovation Challenge (TIC). New pilots funded under the TIC in 2023 included an off-grid sanitation solution and an urban transit safety dashboard for India, a data-driven framework for inclusive cities and new technology for coral regeneration in the Philippines, and use of artificial intelligence to monitor public transport driver behavior in Thailand.

Bringing Foresight to Long-Term Development

To enhance long-term development planning, ADB promotes foresight and futures thinking in DMCs, mapping future scenarios based on technological and societal drivers of change.

During 2023, the bank's Futures Thinking and Foresight program contributed to Indonesia's long-term development plan, a shared vision for the Tashkent International Commercial Court in Uzbekistan, and new thinking on Viet Nam's reform agenda.

ACCELERATING CLIMATE ACTION FOR SUSTAINABLE DEVELOPMENT 19

CENTRAL AND WEST ASIA

In 2023, trajectories of economic growth continued to diverge for ADB’s developing member countries (DMCs) across Central and West Asia.

Strong trade, inward migration, and rebounding tourism supported growth in some countries, with tourist arrivals surpassing pre-pandemic levels in Armenia and Georgia. Robust domestic demand benefited Kazakhstan, while hydrocarbon exports accelerated economic activity in Turkmenistan. In Afghanistan, the economy showed some signs of recovery from economic recession amid continued international humanitarian assistance.

Growth, however, slowed in the Kyrgyz Republic due to weaker gold production, and was held back in Azerbaijan due to production constraints in extractive industries. Pakistan’s economy contracted in the wake of damaging floods and high inflation.

Across Central and West Asia, food security was impacted in 2023 by elevated production costs, logistical constraints, and the Russian invasion of Ukraine. These challenges were exacerbated by extreme weather events and related impacts, including forest fires that burned about 60,000 hectares of land in Kazakhstan. The resulting food shortages hit women, children, and poor and vulnerable communities the hardest.

Responding to these factors, ADB committed $4.3 billion for Central and West Asia in 2023, comprising $3.3 billion in sovereign financing and just over $1 billion in nonsovereign investments. This included $1.6 billion in climate finance to expand clean and renewable energy, sustainable transport networks, and green urban development. Significant resources were deployed to further support Pakistan’s recovery from the devastating floods of 2022. Across the region, ADB-financed projects in agriculture, public sector management, health, and

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education included climate measures to strengthen the resilience and adaptive capacity of vulnerable communities.

ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2023, ADB provided support to address the impacts of ongoing crises on Central and West Asia, and targeted education and entrepreneurship as primary drivers to reduce poverty and inequality.

Afghanistan’s humanitarian crisis continued in 2023 partly due to the ongoing restrictive policies adopted by the de facto government, especially for women and girls, and was further exacerbated by earthquakes and ongoing drought. ADB followed its 2022 grant financing by committing an additional $400 million through the United Nations to provide critical food and health services for the Afghan people. The grant will help deliver food to more than 1.32 million people, prioritizing households headed by women and highly vulnerable communities, and provide around 309,000 smallholder farms, especially those run by women, with high-quality production inputs such as climate-resilient seeds. It will also help expand core health services for about 7.5 million Afghans in 10 provinces, with a focus on maternal, newborn, and child health.

In the Kyrgyz Republic, ADB provided $40 million to assist implementation of the new school education curricula and upgrade the network of innovative schools, directly benefiting more than 63,000 students. The investment will also train about 10,000 teachers in languages and in science, technology, engineering, and mathematics (STEM) competencies. Similarly, in Tajikistan, ADB signed a $40 million grant to expand access to quality education in STEM subjects and develop climate change awareness among at least 11,500 secondary school graduates.

ADB also supported entrepreneurship to help reduce social and economic inequality. Building on its sovereign work to diversify Azerbaijan’s economy, the bank committed the local currency (manat) equivalent of $20 million as a nonsovereign loan for Bank Respublika to expand credit access for agriculture enterprises and women borrowers. Addressing Azerbaijan’s food security challenges, the financing will generate more than 6,000 new agriculture-related loans, and almost 2,000 new loans to women-led enterprises, by 2026.

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Accelerating Progress in Gender Equality

In 2023, ADB invested to accelerate gender equality in Central and West Asia by supporting women in agriculture and creating solutions to finance the ambitions of female entrepreneurs.

ADB committed $48.7 million to support climate-smart irrigation services in Georgia’s Kakheti region, simultaneously advancing women farmers’ knowledge of new agricultural technologies. The project will deliver skills training in innovative farming and marketing for at least 200 women, and females will constitute 30% of the working group members that will prepare the country’s irrigation strategy. Women will also have strong participation and representation in the management and decision-making of Georgia’s irrigation service agency.

In Pakistan, ADB signed an $82 million loan to improve agricultural productivity and food security in the flood-affected Khyber Pakhtunkhwa Province. The investment includes measures to bolster the inclusion of women in agriculture, for example, providing around 28,000 women with training on seed cleaning and storage practices as well as on the safe handling of pesticides and fertilizers.

ADB is also working to improve conditions for Pakistani women seeking to establish or expand their own businesses, particularly access to finance without the need for credit history or collateral. To this end, ADB’s Women’s Finance Exchange conducted a technology innovation challenge in 2023 encouraging alternative data collection and analysis methods that can flow into better and fairer credit-scoring models in Pakistan. The challenge attracted 33 technology teams, with the selected solution receiving $50,000 as seed funding for a proof of concept.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

ADB’s climate financing and knowledge support for Central and West Asia during 2023 underpinned governmental climate commitments and advanced private sector sustainability objectives.

In Armenia, a country prone to earthquakes, ADB committed $72 million for an ongoing program to reconstruct or retrofit 46 schools to internationally accepted seismic safety standards. The additional financing will help further improve the government’s emergency preparedness and response systems. The program will benefit around 58,700 students, teachers, and other staff, and also ensure that more

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than 87,000 residents living near the schools have access to improved temporary shelters during earthquakes.

To help achieve environmental sustainability and climate resilience in Pakistan’s power sector, ADB signed a $250 million loan for power transmission strengthening in the Khyber Pakhtunkhwa and Punjab provinces. The project aims to expand the national grid and enhance grid stability to improve energy access in the country, where only 80% of the population has access to electricity. Upgrades under the project are expected to help supply 2 gigawatts of additional clean peak power and avoid about 13,700 tons of greenhouse gas emissions every year.

Following a request from the Ministry of Energy in Kazakhstan, ADB began a prefeasibility study to assess the potential to replace or repurpose the country’s coal-fired and other fossil fuel plants under the bank’s Energy Transition Mechanism (ETM). The study is helping the government identify plants for accelerated retirement as a significant step toward its long-term goal of carbon neutrality by 2060.

Kazakhstan’s inclusion under the ETM was the focus of a session organized by ADB and the Asian Development Bank Institute at the KazEnergy Forum 2023. Delegates discussed ETM experiences and best practices in Indonesia and other Southeast Asian countries, potential energy transition impacts in Kazakhstan, and the road ahead for ETM implementation in the country.

Supporting the generation of market capital for corporate sustainability measures, ADB invested $20 million in Joint Stock Company Georgia Capital’s (GCAP) first-ever sustainability-linked bond, with a $150 million issuance. Proceeds from ADB’s investment will be used for refinancing renewable energy and education investments and to support GCAP to achieve its corporate sustainability goals, including reducing its greenhouse gas emissions by 20% by 2027.

Making Cities More Livable

In 2023, ADB invested to improve urban living standards in Central and West Asia through green and inclusive development, modernized waste and municipal services, more reliable and sustainable water supply, and cleaner air.

In Armenia, ADB committed $65.4 million to enhance the livability of the country’s capital, Yerevan, benefiting up to 1.2 million people. By improving the road network and

TOP FIVE SECTORS FOR ADB

COMMITMENTS IN CENTRAL

AND WEST ASIA IN 2023

22%	Energy
20%	Finance
15%	Transport
11%	Public Sector Management
10%	Agriculture, Natural Resources,
and Rural Development

constructing a 280-meter bridge over Hrazdan River, the project will relieve traffic congestion and reduce the risk of road accidents. It will also expand the city’s green spaces by rehabilitating 1.3 hectares of parkland. Pedestrian access will be made safer for women and girls through the addition of bright streetlights, closed-circuit television (CCTV) cameras, and secure female toilets. The ADB financing will also support the creation of a green urban development master plan for the city.

In Pakistan, ADB signed a loan of $180 million to help develop climate-resilient and low-carbon municipal services for up to 1.5 million residents in the Punjab cities of Bahawalpur and Rawalpindi. For Bahawalpur, the project includes a new recycling facility, a landfill with measures to mitigate greenhouse gas emissions and leachate, and new equipment and vehicles for citywide waste collection. For Rawalpindi, the project will, among other deliverables, construct a water treatment plant to process 54 million liters per day and implement distribution systems to serve around 82,000 households with metered connections.

In the cities of Georgia, particularly in the capital Tbilisi, outdated cars and other vehicles cause substantial air and noise pollution and are one of the country’s main sources of carbon dioxide emissions. In response, ADB invested the local currency (lari) equivalent of $8 million in a green bond by Tegeta Motors Limited Liability Company, the first-ever such issuance on the Georgian Stock Exchange. The bond proceeds will finance an inventory of at least 100 zero-emission light electric vehicles and expand Georgia’s vehicle charging network with 70 new stations.

OPERATIONS: CENTRAL AND WEST ASIA  23

Promoting Rural Development and Food Security

During 2023, ADB made strategic investments in Central and West Asia to counter the ongoing impacts of climate change and the Russian invasion of Ukraine, which continue to cause disruptions in agricultural trade, supply gaps in key staples, and escalated prices for food and farming inputs.

In Uzbekistan, ADB committed a nonsovereign sustainability-linked loan of $15 million to Foreign Enterprise Indorama Agro LLC to support the livelihoods of farmers and enhance their climate resilience. The loan will finance advances to cotton and wheat producers, benefiting more than 3,600 farmers and farmworkers, and is expected to attract critical private sector investment in agriculture.

Meanwhile, a lack of financing for horticulture businesses is holding back modernization of the Kyrgyz Republic’s agricultural value chain. In response, ADB committed a $40 million loan and grant package for government onlending to support business investments in refrigerated vehicles, cold storage facilities, packaging equipment, warehousing, and other infrastructure. As well as delivering higher-quality horticultural products, the project will help create climate-resilient and sustainable enterprises and generate about 35,000 jobs.

In Pakistan, ADB signed an emergency grant of $5 million, financed by the Japan Fund for Prosperous and Resilient Asia and the Pacific, to top up its flood assistance of $475 million from 2022. The grant supports farming households, including those headed by women, in the most flood-impacted area of Balochistan Province. It provides about 60,000 households with climate-resilient rice seeds sufficient to cultivate around 54,000 hectares, and includes measures to strengthen on-farm resilience to disasters triggered by natural hazards.

Strengthening Governance and Institutional Capacity

DMCs in Central and West Asia continue to request ADB assistance to build institutional frameworks that will help meet climate goals, encourage private sector investment, and generate sustainable economic growth.

Since 2013, ADB and the Government of Kazakhstan have been cooperating on governance and institutional capacity under a joint knowledge and experience

24  ANNUAL REPORT 2023

exchange program. During 2023, this program responded to requests for policy advice on topics such as anticorruption initiatives, environmental auditing, road construction, and program impact assessment. It also helped train 176 civil servants in project management, public auditing, and data analytics.

In Uzbekistan, ADB committed $150 million to improve public sector management. The policy-based loan aims to strengthen the effectiveness and transparency of Uzbekistan’s fiscal management; improve the governance and operation of state-owned enterprises, including anti-monopoly systems for promoting competition; and enhance public sector accountability with robust anticorruption measures and audit systems.

To help ensure that economic growth in Pakistan is sustainable, broad-based, and inclusive, ADB provided a $300 million policy-based loan that will strengthen the government’s capacity to generate domestic revenues to reduce budgetary constraints and restore macroeconomic stability. The program will help Pakistan improve tax administration and compliance, including through digitization. It will also enhance public expenditure and debt management, and increase trade and investment flows.

In Turkmenistan, private sector development is key to the country’s economic diversification and competitiveness. ADB provided technical assistance to conduct a diagnostic study on reforms needed to attract private sector investment and bankable public–private partnerships (PPPs). ADB will also help develop a road map for PPP development in the country.

ADB also delivered six workshops on strengthening the institutional capacity of key Turkmenistan government agencies via evidence-based policymaking. The workshops, attended by 134 staff from the Ministry of Finance and Economy, the Central Bank of Turkmenistan, and the State Committee of Statistics, helped improve skills on macroeconomic forecasting and modeling, debt sustainability and risk analysis, tax policy analysis, and expenditure analysis.

Fostering Regional Cooperation and Integration

ADB’s efforts in 2023 to foster cooperation and integration in Central and West Asia included strengthening transport connectivity and promoting regional action on supply chain resilience and renewable energy.

Under the Central Asia Regional Economic Cooperation (CAREC) Program, ADB committed $360 million to help upgrade 330 kilometers of the national highway in Pakistan. This span of roadway links Pakistan’s hinterlands to CAREC Corridor 5, a vital trading route between landlocked Central Asian countries and the ports of Gwadar and Karachi. By enhancing the climate and disaster resilience of the highway, ADB is helping overcome high risks of road flooding and opening up a bottleneck to regional trade. The program will also improve climate and disaster risk management at the National Highways Authority of Pakistan.

Complementing its investment program in transport connectivity, ADB participated in a forum hosted by the Asian Development Bank Institute and the CAREC Institute on logistics, supply chain resilience, and trade facilitation for CAREC transport corridors. Attracting 120 policymakers, industry leaders, and academics, the forum provided impetus for dialogue between policymakers and experts on transport corridor development.

Meanwhile, the 6th CAREC Energy Investment Forum, held in Tbilisi, brought together 170 government officials, project developers, and financiers to discuss regional action on sustainable energy. The event facilitated dialogue on making sustainable energy projects more bankable and how development partners can accelerate the clean energy transition.

OPERATIONS: CENTRAL AND WEST ASIA  25

EAST ASIA	The People’s Republic of China, Mongolia

With increased domestic consumption and infrastructure investment, the People’s Republic of China (PRC) economy rebounded in 2023 despite weak demand for exports and headwinds from the real estate market. Climate change continued to impact the PRC, with flooding and extreme heat waves affecting many households.

Mongolia’s economic growth in 2023 was driven by strong mineral exports, tourism, and domestic demand. The country’s fiscal position showed marked improvement, stimulating medium-term investments in infrastructure and social services. However, inflationary pressures persisted, with rising food prices particularly hurting people on low incomes. Adding to these hardships, the capital Ulaanbaatar was hit by flooding in July.

ADB’s assistance in 2023 continued the bank’s commitment to ensure environmental sustainability and build disaster and climate resilience in both the PRC and Mongolia. The bank also sought to improve the business environment in both countries and pilot innovative approaches in sustainable development for sectors such as agriculture, energy, and urban development.

During the year, ADB committed $1.7 billion, including $242.1 million for nonsovereign operations, in the PRC. In Mongolia, the bank committed $409.2 million, of which $47.9 million was for nonsovereign operations. Of these totals, ADB committed $928.5 million in climate finance for the PRC and $109.1 million for Mongolia.

In the PRC, ADB supported innovative projects with a strong climate action focus to bolster regional public goods, enhance institutional capacity, and share development knowledge. The bank’s climate-related investments included the adoption of low-carbon energy and transport solutions, nature-based rehabilitation of wetlands and other ecosystems, and projects to catalyze green and inclusive economic transformation.

26  ANNUAL REPORT 2023

In Mongolia, major green initiatives included climate-resilient road development and border infrastructure, promotion of low-carbon technologies, and enhanced disaster risk management.

ADB’s knowledge solutions for East Asia continued to explore the complex development challenges faced by the PRC and Mongolia, and the bank leveraged its knowledge platforms to share the region’s experiences with DMCs throughout Asia and the Pacific. Through technical assistance, policy advice, and expert analyses, ADB worked with governments to emphasize new ways forward for eco-compensation, renewable energy, nature-based climate mitigation and adaptation, and innovative modalities for financing low-carbon initiatives.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2023, ADB prioritized support for poor and vulnerable people in East Asia through projects to ensure availability of quality health care services along with initiatives to prepare young people for market-oriented job opportunities.

To advance more equitable health care in Mongolia, ADB committed the local currency (togrog) equivalent of $10.2 million as a nonsovereign loan for International Medical Center LLC to build and operate an 80-bed city hospital annex as well as 10 outpatient clinics and 3 inpatient centers in rural areas. The new annex in Ulaanbaatar will almost double the main hospital’s capacity, while the rural facilities are expected to service around 389,000 outpatient visits and 22,000 inpatient days annually. The ADB investment also aims to increase women’s access to health care services and improve responses to gender-based violence.

In the PRC’s Nanning municipality, ADB technical assistance is helping improve guidelines and training to provide more personalized home-and community-based care for older people. The project will help older people in low-income communities access quality care services that follow individualized plans and incorporate social work.

The PRC’s aging population is also susceptible to the health impacts of climate change, especially exhaustion and heatstroke, respiratory illnesses, and increased disease transmission. In Tianjin municipality, ADB is providing technical assistance to develop an early-warning model to predict unusual weather patterns and related health risks for older people.

Toward the other end of the age spectrum, the PRC’s young jobseekers continue to face challenging labor market conditions. In response, ADB published a brief highlighting the skills mismatch between college graduates and market needs. The brief proposes short-term policy support for low-skilled migrant youth and college students from low-income families, creation of private sector jobs for young

OPERATIONS: EAST ASIA  27

people, and longer-term government programs to improve labor force skills. The Government of the PRC subsequently requested additional policy notes on this topic.

Accelerating Progress in Gender Equality

In 2023, ADB supported women in East Asia by investing financial and knowledge resources to expand access to commercial finance, advance women’s leadership, and help enforce laws on gender equality.

In the PRC, ADB signed a nonsovereign loan with Maxwealth Financial Leasing Company Limited for the local currency (yuan) equivalent of $68.2 million, and mobilized the same amount in cofinancing, to support lease financing for micro, small, and medium-sized enterprises (MSMEs). As part of this initiative, Maxwealth will implement a gender action plan that stipulates at least $1.4 billion in lease finance be made available to women-led MSMEs annually by the end of 2024. This includes an outreach campaign to at least 3,000 women-led MSMEs in the same period.

ADB similarly committed $5 million as a nonsovereign loan, along with $5 million in cofinancing, to help Invescore NBFI JSC expand financial inclusion for MSMEs in Mongolia. This financing to Invescore, Mongolia’s largest nonbank financial institution, will cover

1,600 MSMEs across the country by 2025, with at least 30% of the funds earmarked for enterprises owned by women. Invescore will also implement a gender plan to expand its outreach to women-owned MSMEs and build staff knowledge on gender equality and diversity.

ADB is also working to strengthen the leadership capacities of Mongolian women. The bank, in conjunction with the Mongolian National Committee on Gender Equality, organized Asia Women Leaders Program meetings attended by 75 female executives who later formed a network to promote peer learning and collectively advance women’s leadership. Such efforts are complemented by ADB’s 2023 technical assistance to strengthen enforcement of Mongolia’s Law on Promotion of Gender Equality through policy and capacity-building support.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

Among ADB’s many green investments in East Asia during 2023, the bank placed an emphasis on ecological protection, disaster risk management, and storage of renewable energy.

In the PRC’s Anhui Province, ADB committed a $231.4 million loan to improve climate resilience and protect the ecosystem in the Chao Lake basin. Chao is the fifth-largest freshwater

28  ANNUAL REPORT 2023

lake in the country, providing drinking water for about 2.9 million people and supporting agriculture, fishing, industry, transport, recreation, and tourism. Based on experiences gained through a previous ADB-financed project, the 2023 investment includes support for capture of agricultural runoff, stormwater interception, soil improvement on farmlands, water-conserving irrigation systems, and reduced application of cropping chemicals. The project will also increase local government capacity for integrated lake basin management and pilot an investment fund for climate-positive projects.

Meanwhile, ADB published a brief on achieving water security in the PRC’s Yellow River Basin, which stretches across arid and semiarid areas and hosts over 150 threatened species. The brief provided recommendations on bolstering institutional capacity and coordination for managing the basin’s water resources.

Neighboring Mongolia is extremely vulnerable to natural hazards because of its geographical location, inadequate infrastructure, and continental climate. During 2023, ADB continued to strengthen capacity for disaster risk assessment at the country’s National Emergency Management Agency and other disaster management stakeholders. The bank is also providing technical assistance for piloting the use of drone technology to produce high-resolution imagery for flood modeling and mapping in the city of Darkhan.

To advise DMCs on designing grid-connected battery energy storage systems, ADB published a working paper outlining a successful case study in Mongolia. The paper provides guidance on battery storage system sizing, performance requirements, and operational guidelines, among other recommendations to accelerate decarbonization. It was first presented during the Asia Clean Energy Forum in June 2023 and was then used to brief Government of Thailand officials and delegates from Viet Nam.

Making Cities More Livable

To improve livability in cities of East Asia, ADB committed significant financing for holistic urban development, provided technical assistance to transform carbon-intensive manufacturing, and disseminated knowledge on greener solutions to city-scale refrigeration and air-conditioning.

As part of its support to the PRC’s Yangtze River Economic Belt, ADB committed a $200 million loan to improve living conditions for over 500,000 residents in five cities of

Jiangxi Province. The project includes measures to upgrade urban infrastructure such as pipelines, household septic tanks, and wastewater treatment plants; promote water recycling and low-powered wastewater treatment; and construct two centers for waste processing, recycling, and reuse.

Fostering green urban development, ADB initiated technical assistance for the transition of carbon-intensive industries in Wenzhou, a major manufacturing hub and the city widely regarded as the cradle of the PRC’s private economy. Requested by the Wenzhou Finance Bureau, ADB will help develop a strategy and road map for establishing a digital economy and support local enterprises to embrace energy efficiencies.

As rising temperatures continue to impact living conditions in cities across East Asia, ADB published a working paper on financing climate-friendly refrigeration and air-conditioning at the city scale. The paper discusses an integrated financing model that is informing a proposed ADB investment to enhance low-carbon development in the PRC city of Ningbo, where most cooling systems still use hydrofluorocarbons as refrigerants. The learnings could inspire significant private investment in green cooling solutions across other DMCs.

Promoting Rural Development and Food Security

In 2023, ADB continued to develop rural areas of East Asia and strengthen the region’s food security by investing to modernize agribusiness and introduce green production methods and technologies into agriculture.

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ADB provided a $154 million loan to support state-of-the-art agribusiness and the application of environmental, social, and governance principles in Guangxi Zhuang Autonomous Region, one of the PRC’s least developed regions. The project will establish a financing facility to cover at least 30 small and medium-sized enterprises involved in sustainable and value-added agricultural production, processing, and value chain development. It will also formulate a road map and action plan for low-carbon agriculture development; promote more environmentally sustainable agricultural practices and technologies; and build a digital management system for the Guangxi Department of Agriculture and Rural Affairs. The ADB investment will benefit more than 150,000 rural residents of Guangxi.

ADB also committed a $205.4 million loan to help modernize agriculture and spur rural green development in the PRC’s Yichang municipality. The bank’s investment will help increase crop productivity and optimize the food supply chain by introducing climate-resilient crop varieties, adopting efficient systems for fertigation (combined fertilization and irrigation), reducing food waste, supporting farm-to-market channels on digital platforms, and using climate adaptation measures to reduce soil erosion and manage floods. The project will train 5,500 farmers and members of farmer cooperatives on smart green agriculture and establish at least 60 women-owned or -managed cooperatives and family farms.

Strengthening Governance and Institutional Capacity

ADB added value to many of its investments in East Asia by supporting good governance and strong institutional capacity to implement critical policy actions.

In the PRC’s Shanxi Province, ADB signed a $162.4 million loan that will strengthen the capacity of provincial and local institutions to support environmentally sustainable and socially inclusive urban–rural development. Through the project, ADB will help improve interagency collaboration and management through digitalization of project planning, management, and monitoring. The project will also formulate a government action plan on low-carbon development and climate adaptation, and establish a technologically advanced wetland and carbon asset management platform.

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To further promote green development in the PRC and other DMCs, ADB published a brief that analyzes the role of macroeconomic policies in accelerating the transition of carbon-intensive industries. Recognizing that this transition could spark inflation and job losses, the brief suggests how policymakers can boost industry knowledge and capacity, promote carbon pricing, and increase international competition. Relevant policy recommendations were shared with businesses, financial institutions, and government departments, including agencies in Zhejiang and Jiangsu provinces.

Meanwhile, ADB committed a $100 million policy-based loan for Mongolia to strengthen the country’s fiscal and financial fundamentals. The program supports growth in tax revenue through improvements in domestic tax administration and increased alignment with international tax treaties, especially those related to profit-shifting and the automatic exchange of financial information on tax matters. The program will also improve Mongolia’s banking sector supervision and regulation, enhance the resolution of nonperforming loans, and promote financial consumer protections.

Bolstering capacity for integrity compliance and to fight corruption, ADB partnered with the Xiamen National Accounting Institute to conduct the Asia Pacific Anti-Corruption and Integrity Forum in Xiamen, PRC. Attended by about 200 government and corporate representatives, the forum explored ADB’s anticorruption standards on public procurement, financial and asset management, and environmental and social safeguards. It also identified principles for developing a compliance program that effectively detects, manages, and addresses integrity risks.

Fostering Regional Cooperation and Integration

During 2023, ADB invested to improve regional connectivity, competitiveness, and knowledge sharing in East Asia.

To help link Mongolia’s production centers to major regional trade routes year-round, ADB committed a $150 million loan to expand road access in the west and improve road safety and road asset management countrywide. As more than 90% of Mongolia’s road network is unpaved, flooding and landslides often leave highways and bridges impassable for long periods. The investment will help upgrade road sections linking aimag (provincial) capitals to each other and to the country’s main east–west corridor, providing all-weather access for transport and trade opportunities and benefiting over 308,000 residents.

ADB also committed a $100 million loan to upgrade Mongolia’s priority border crossing points. Linking Mongolia to the PRC and the Russian Federation, improvements to the border points will simplify crossing procedures and promote tourism, economic diversification, and agricultural value chain development. The first phase of this investment will upgrade the capacity and climate resilience of the Khavirga eastern border crossing point.

Through its East Asia Working Paper series, ADB analyzed opportunities to resolve trade issues among Central Asia Regional Economic Cooperation members. These included papers looking at the effects of infrastructure and trade facilitation on imports and exports; the impacts of high trade costs and uncertain time frames for exports; and how reducing delays and costs at border crossing points can facilitate bilateral trade flows.

To showcase project lessons and promote regional cooperation on climate change, biodiversity, and sustainable development, ADB and the Asian Development Bank Institute hosted the second East Asia Forum, alongside the 2023 Asia-Pacific Forum on Green and Low-Carbon Development. Held in the PRC city of Changsha during October 2023, the two forums attracted about 1,700 on-site and 220 online participants, including guests from 17 DMCs. Live broadcasts received more than 17 million views on Chinese and English channels.

OPERATIONS: EAST ASIA	31

PACIFIC

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Niue, Palau, Papua New Guinea, Samoa, Solomon Islands, Tonga, Tuvalu, Vanuatu

Recovery in tourism and infrastructure spending drove economic growth in the Pacific for 2023. Many tourism-dependent economies in the Pacific, most notably Fiji and Samoa, enjoyed a major rebound in international arrivals. For others, such as the Cook Islands, Palau, and Vanuatu, visitor numbers inched toward pre-pandemic levels. The Pacific also benefited broadly from a resurgence in public investment enabled by fewer mobility restrictions and reduced bottlenecks in logistics, although constraints in labor supply continued to put downward pressure on growth.

The Pacific’s vulnerability to disasters and climate events was starkly evident in 2023. Besides causing significant losses in agriculture and tourism, the cyclones that hit Vanuatu in March and October damaged homes, schools, health care facilities, and other essential infrastructure. In Kiribati, a state of emergency was declared in response to the drought that depleted the country’s reserves of fresh water and caused widespread crop damage.

ADB committed $252.9 million for its Pacific developing member countries (DMCs) in 2023, including $100.2 million in climate finance. The bank committed new funding for contingent disaster financing in the region and invested in improving the climate resilience of water and sanitation infrastructure and services in the Federated States of Micronesia (FSM). It also incorporated significant climate measures into a new education project for Solomon Islands and health projects for Kiribati and Papua New Guinea (PNG).

Meanwhile, in further support to the Pacific’s small island economies, ADB approved the repurposing of $80 million in grants through the Asian Development Fund as additional financing for critical infrastructure projects under threat from escalating costs. The bank also introduced more -favorable concessional lending terms for small island developing states (SIDS) to meet infrastructure needs, strengthen social services, and

32	ANNUAL REPORT 2023

scale up climate action and disaster risk reduction. The new terms, which took effect on 1 October 2023, will help reduce the future debt-servicing obligations of SIDS, many of which are confronted by worsening budget constraints and rising debt burdens. In January 2023, the Cook Islands was reclassified from a group C to a group B country, giving it access to ADB concessional financing.

During the year, ADB’s field presence in Niue was enhanced with the appointment of a national coordination officer, while its Marshall Islands Pacific Country Office in Majuro was officially opened.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2023, ADB invested significantly in improved health and care facilities and services to reduce inequalities in its Pacific DMCs.

In Tonga, medical treatment and hospitalization of older people creates a serious financial burden for low-income households. To ease this burden, ADB committed grants of $11.5 million from the Asian Development Fund and $600,000 from the Climate Change Fund, and mobilized $3 million in cofinancing from the Japan Fund for Prosperous and Resilient Asia and the Pacific. The project will provide high-quality integrated health and care services in four community-based day care centers for older people. It will also help caregivers, predominantly women, recognize and reduce unpaid work and pursue pathways to enter the labor force.

To deliver better health outcomes for vulnerable communities in Kiribati, ADB provided a $27 million grant for the new Betio Hospital in South Tarawara. Benefiting the island’s 63,000 residents, many of whom live in remote villages, the project will fund about 50 new hospital beds, an emergency department, inpatient wards, operating and procedure rooms, and other critical equipment and services. The investment will also improve prevention of infectious diseases, expand access to sexual and reproductive health services, and ramp up awareness of gender-based violence as a public health issue. The hospital will be relocated to an elevated site to avoid climate risks such as coastal storm surges and sea-level rise.

Working to similarly reduce health inequality in PNG, ADB committed a $35 million loan that will further expand the country’s rural health services. For residents of Buin in the Autonomous Region of Bougainville, access to the nearest health center is currently a 3-hour journey on unpaved roads. The additional financing will help build a new district hospital in Buin, servicing around 80,000 people. It will also strengthen the public health laboratory system across PNG and establish a national

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reference laboratory in Central Province. The reference laboratory will improve disease surveillance and response and promote regional health security in the Pacific.

Accelerating Progress in Gender Equality

ADB helped drive advancements in gender equality across the Pacific in 2023 by investing to improve secondary education for girls and sharing knowledge to support the economic empowerment and financial independence of women.

In Solomon Islands, women and girls are especially disadvantaged by persistent social and gender norms that favor the participation of males in education. High rates of adolescent pregnancy and lack of water and sanitation facilities in secondary schools further hinder girls’ full participation in education and contribute to increased dropout rates. ADB committed $45 million to help the Government of Solomon Islands improve the quality of senior secondary education. Among other outcomes, the project will develop teaching methods that challenge harmful gender norms; prepare at least 30 female teachers for roles in school leadership and management; construct amenities to enable girls to manage menstruation with dignity; encourage pregnant girls and young mothers to remain in or return to school; and train at least 700 teachers on social and gender inclusion.

ADB is also helping assess the factors that hinder women’s economic empowerment in the Pacific. The bank conducted a literature review focusing on conditions for women’s entrepreneurship and ownership of micro, small, and medium-sized enterprises in Pacific DMCs. Drawing on over 200 published papers and 11 datasets, the review found significant gaps in laws mandating equal pay for work of equal value and for prohibiting sexual harassment. It also identified inadequate policies for, and availability of, childcare. The study has informed ADB’s efforts to promote gender equality in the Pacific, including preparation of forthcoming gender-equality related studies on taxation and microinsurance.

A lack of financial knowledge is another driver of gender inequality in Pacific DMCs. In response, ADB provided training on digital financial literacy, business planning, debt management, and e -commerce for 226 women entrepreneurs across Fiji, PNG, Solomon Islands, and Vanuatu. This training has helped participants make more-informed financial decisions, create affordable advertising and marketing campaigns, and build a women’s business network and community.

As additional support for women entrepreneurs in Fiji, ADB published a study outlining ways financial

34	ANNUAL REPORT 2023

institutions can increase lending to the country’s female-led micro, small, and medium-sized enterprises, which have an unmet credit demand of $111 million. The study identifies measures in data collection, sector diversification, and digital and financial literacy. Both the training and the study were delivered via ADB’s Women’s Finance Exchange, with funding support from the Women Entrepreneurs Finance Initiative (We-Fi).

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

ADB’s proactive stance on climate change in the Pacific continued in 2023. Key initiatives included additional funding for disaster resilience and response and further project financing to shore up the supply of safe water and expand the role of renewable energy.

ADB committed $38 million for the fifth phase of the Pacific Disaster Resilience Program. Piloted in 2016, the program has become an important instrument for Pacific DMCs to bolster their disaster risk management through fast-disbursing and flexible funding. The 2023 financing was made available to assist Kiribati, Samoa, Solomon Islands, and Tonga in responding to disasters triggered by natural hazards and health emergencies. In June 2023, ADB disbursed an $8 million grant from the program to help the Government of Kiribati ensure fresh water supply and safe sanitation during the persistent drought that exhausted rainwater supplies and made groundwater from wells unsafe to drink.

Under the emergency-oriented Asia Pacific Disaster Response Fund, ADB disbursed $1.5 million in grants to help the Government of Vanuatu respond to Category 4 tropical cyclones Judy and Kevin in March and Lola in October, which caused about $794 million in damages. With around 250,000 people (80% of the total population) impacted by the March cyclones and 150,000 residents left in need following Cyclone Lola, the ADB grant helped restore essential services and provide humanitarian supplies to the most vulnerable communities.

In the FSM, where droughts exacerbated by climate change are expected to have serious impacts, ADB committed $18 million to further boost the climate and disaster resilience of water supply and sanitation services and cover escalating project costs. The additional project scope will boost water supply services for more than

8,000 extra people on Weno and Tonoas islands, while improving sanitation and wastewater provision to avoid pollution in groundwater reserves. The project will also help reduce transmission of waterborne diseases and improve the operational efficiency of the Chuuk State public utility.

ADB also signed a $2 million grant, along with $5.8 million in cofinancing, as additional funding for ongoing efforts toward Tuvalu’s target of 100% renewable energy by 2030. To address climate change vulnerabilities, especially sea-level rise, the 2023 financing will install a 1.25-megawatt floating solar power system on the Funafuti Te Namo lagoon. The near-shore system, along with a 500-kilowatt solar rooftop installation, will increase the proportion of renewable energy in Funafuti’s power grid from 16% currently to 57% by 2028. This will also support electric reef regeneration, and electric vehicles and boats and their associated charging stations.

Making Cities More Livable

To address urban livability issues common in Pacific DMCs, ADB initiated major technical assistance projects in 2023.

In PNG, the rapidly growing population in the capital Port Moresby is straining the city’s rudimentary transport services. When traveling significant distances, most people use taxis or informally operated diesel-powered buses. Moreover, bus stops are generally unsafe, especially for women, with few or no waiting facilities. In 2023, ADB commenced technical assistance to help the

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Government of PNG develop sustainable urban mobility plans for Port Moresby, guiding the city’s transition to a low-carbon transport system and improving livability for its 514,000 residents. The technical assistance is identifying actions toward zero -emission public transport, safer travel for women and girls, improved air quality and public health, and sustainable urban development through the use of plastic waste to replace bitumen in road construction.

For Pacific DMCs as a whole, ADB is helping strengthen the climate resilience and operational sustainability of urban service providers. With the delivery of water and sanitation services a critical development challenge in the region, utility operators and urban service providers are required to adapt to and mitigate the impacts of more frequent extreme weather conditions. However, due to limited budgets, many of these utilities and providers have been unable to invest sufficiently in assets and their maintenance. Through regional technical assistance, ADB is exploring ways to enable peer-to-peer knowledge exchange between utilities in different Pacific DMCs, fostering more unified project planning, adoption of innovative technologies, and collaboration on increasing disaster resilience.

Promoting Rural Development and Food Security

In 2023, ADB prioritized the improvement of government capacity for sustainable river management that locks in the future productivity of agricultural lands.

The bank provided technical assistance for Solomon Islands to help sustain rural livelihoods by improving regulations to protect vital river ecosystems. As well as facing the effects of climate change, these ecosystems are threatened by longer-term economic developments that have the potential to alter natural river flows, change sediment loads and deposition cycles, block the migratory routes of fish and other animals, and cause habitat loss. The technical assistance is helping strengthen environmental planning laws and regulations, develop national guidelines on environmental flows, and enhance government and institutional capacity in the management of river resources. These initiatives aim to provide sustainable water resources for 70% of Solomon Islanders, around 520,000 people, who are dependent on agriculture for their livelihoods.

36	ANNUAL REPORT 2023

Strengthening Governance and Institutional Capacity

ADB utilized technical assistance, financial resources, and knowledge events to strengthen governance and institutional capacity in the Pacific during 2023.

In tandem with replenishing funds for its Pacific Disaster Resilience Program, new ADB technical assistance is strengthening disaster risk management in small island developing states (SIDS). This support is helping 10 Pacific SIDS address capacity gaps in policy, planning, and legal frameworks for disaster risk management, climate change, and health emergency management. It includes integrating national and local disaster risk management plans, promoting cooperation on early warning systems, and updating land use regulations and building codes.

Specifically for Kiribati, ADB committed a $5 million policy-based grant, and mobilized $17 million in cofinancing, to help the government implement reforms supporting inclusive and sustainable recovery in the wake of the COVID-19 pandemic. The program aims to strengthen public financial management and fiscal sustainability, including through better monitoring of state-owned enterprises, support for proposed legislation to improve tax administration and compliance, and the implementation of integrated financial management to support Kiribati’s new fiscal reporting policy.

ADB technical assistance is similarly helping the Government of Nauru identify, implement, and embed reforms under a proposed program to enhance fiscal sustainability. These reforms focus on improving the financial performance and service delivery of state-owned enterprises and the creation of a more comprehensive social protection system.

In broader assistance on governance, ADB contributed significantly to the Palau Development Plan 2023–2026, launched in November 2023. The plan reflects increasing climate change and disaster impacts, and forms an overarching framework for resilient and sustainable development in the country. ADB facilitated consultations across government and society, and provided direct support to draft, finalize, and implement the plan.

Fostering Regional Cooperation and Integration

To enhance cooperation and integration across the Pacific, ADB helped facilitate intercountry training and knowledge sharing on matters requiring urgent policy attention.

As part of its project to expand health services in PNG, $7 million in grant financing from the Asian Development Fund will support regional health security. By financing training placements and workshop participation for staff from neighboring Pacific countries, the grant will contribute to the sharing of general health knowledge and collaboration on mitigating cross-border disease transmission. In addition, the national reference laboratory being established in PNG will strengthen the Pacific’s early detection of disease and drug resistance.

There is also an increased urgency for the Pacific to scale up research in pressing policy areas such as climate change, trade, infrastructure, tourism, digitalization, and labor mobility, among others. In response, ADB collaborated with the Asian Development Bank Institute for the Asian Think Tanks Network Forum 2023, held in Suva, Fiji. Attracting 20 representatives from governments and regional think tanks, along with about 110 students and academics, the forum discussed critical influences on sustainable economic development across Pacific DMCs.

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SOUTH ASIA

Bangladesh, Bhutan, India, Maldives, Nepal, Sri Lanka

Economic growth across South Asia moderated but remained robust in 2023, reflecting tighter monetary and fiscal policies in some countries as well as weakening external demand for several of the region’s exports.

Many South Asian households felt the relief of easing inflation as food and oil prices moderated. However, erratic monsoons highlighted vulnerabilities to climate change and reinforced the government’s need to prioritize investments that raise the resilience of agriculture and shore up food security.

India continued to be one of the fastest-growing economies in the world, driven by robust consumption and public investment. Economic expansion was lower than expected in Maldives, while previously high growth moderated in Bangladesh due to reduced export demand from advanced economies and domestic energy shortages. Bhutan’s economic growth slowed due to unusually sparse summer monsoon rains, which affected hydropower output and agriculture, while Nepal’s economy expanded only moderately as a consequence of policy measures to address inflation and pressure on foreign exchange reserves.

In the aftermath of Sri Lanka’s debt default in 2022, the country posted yet another year of economic contraction in 2023. However, macroeconomic policy reforms started to take effect. In June, ADB approved more-favorable concessional lending terms for Sri Lanka to help restore economic stability and deliver essential services, especially for poor and vulnerable people. The bank’s assistance in 2023 emphasized policy-based lending that underpins reforms in critical sectors and provides much-needed budget support.

During the year, ADB committed $8.8 billion for South Asia, comprising $7.4 billion in sovereign financing and $1.4 billion for nonsovereign investments. This included $3.8 billion in climate finance for the region.

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ADB integrated climate and disaster resilience into all sectors of its South Asian operations, with projects supporting the shift to renewable energy, improving management of vital water resources, embedding climate and disaster measures into infrastructure design, and developing sustainable tourism and industries.

To better integrate gender equality and social inclusion into its operations in South Asia, ADB published a framework and guidance note to help its developing member countries (DMCs) close the gender gap, combat exclusion, and bolster equitable economic growth.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2023, ADB committed assistance in South Asia to help poor communities rebuild after devastating floods, improve employment prospects and social services for low-income households, and ensure inclusive growth through tourism initiatives that address climate change.

In Bangladesh, many poor and remote communities in the northeast were shattered by record rainfall and massive flooding in 2022. ADB responded by committing $230 million in 2023 to support longer-term recovery, including the reconstruction of 757 kilometers (km) of rural roads and 34 km of railway tracks and bridges. To protect villages and farmlands from future flooding, more than 100,000 trees are being planted that will strengthen 80 km of river embankments and irrigation channels. The ADB investment will also help revive rural livelihoods by providing 7,000 machines for harvesting and other farming purposes, while educating around 200,000 farmers on modern cropping, agriculture technology, and nutritional awareness.

In India’s agrarian state of Bihar, better transport infrastructure is critical for providing access to higher wages for low-income households, expanding market opportunities for poor farmers, and improving literacy rates and school attendance. To this end, ADB provided $295 million to widen and upgrade 265 km of state highways, which will ultimately offer faster and safer travel for about 18.4 million people across eight of the country’s poorest districts.

In Maldives, poverty reduction and economic prosperity are intrinsically linked to tourism, which in turn relies on the health of the ocean, coral reefs, beaches, and marine life. ADB committed $14 million in nonsovereign financing and mobilized $27 million in cofinancing for the Bank of Maldives PLC to support local tourism companies, especially small and medium-sized enterprises. The project aims to ensure the long-term livelihoods of local communities through onlending for “blue economy” projects.

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Accelerating Progress in Gender Equality

As examples of measures toward equality, ADB investments in South Asia during 2023 embedded gender considerations aimed at improving employment readiness and health outcomes for women.

As part of a major program in Bangladesh, ADB emphasized green skills development and climate-positive business initiatives for women. Among other outcomes, the bank’s $300 million results-based loan will provide more than 72,000 women with technical skills in priority sectors such as climate-resilient manufacturing, and aims to strengthen their overall managerial capabilities. Women will be encouraged to join about 20 different academic and industry courses covering demand-driven and technology-oriented sectors such as electronics and pharmaceuticals. The program also targets socially disadvantaged groups such as people with disabilities.

In Bhutan, youth unemployment reached an alarming 28.6% in 2022, with the rate for young women at 32.8% (compared with 24.4% for young men).

ADB responded in 2023 by signing a $30 million loan agreement to help improve the employability of the country’s youth. Aiming to enroll at least 670 young women in the first phase of the project, the ADB investment will provide training in emerging occupations such as hydropower mechanics, network security, food processing, and floriculture. It will also help build or upgrade technical training institutes in Chumey, Samthang, and Rangjung, and the rural development training center in Zhemgang.

Meanwhile, ADB is supporting improved health outcomes for women and children in India as part of a $6.5 million nonsovereign loan toward carbon-offset projects by SDG 13 Ventures Private Limited. With an estimated 1 million Indian deaths every year attributable to excessive household carbon monoxide, and women and children disproportionately affected, the company will distribute 1 million energy-efficient cookstoves to rural households. The stoves feature improved combustion, which will lower the levels of toxic fumes indoors and is expected to avoid 22.9 million tons of greenhouse gas emissions over the next decade. Women will also be supported with job opportunities such as cookstove trainers and distribution agents.

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Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

ADB’s climate change action in South Asia during 2023 included financing climate policy reforms across government, replacement of fossil fuels for power generation, and support for renewable energy.

With low-lying Bangladesh dangerously exposed to the effects of climate change, ADB has, in recent years, ramped up its climate financing for the country. In 2023, the bank committed a $400 million policy-based loan to help implement a “whole of government” approach to climate policy. The program seeks to embed climate change considerations in all planning, budgeting, and resource allocation protocols; mobilize climate financing to implement the national adaptation plan; and facilitate key reforms for low-carbon transition in the transport and energy sectors.

To share its experiences in helping Bangladesh tackle climate change, ADB published briefs on mainstreaming climate change in development projects and establishing a climate risk screening system specifically for climate adaptation in the country.

ADB has also been working to help Maldives shift away from diesel-based power generation. The bank provided a $50.5 million loan and grant package to support grid-scale renewable energy storage, new energy management systems, and distribution upgrades on 20 outer islands. The project will install emerging technologies such as ocean-floating solar panels, small wind turbines, and flow batteries. It will also expand job opportunities for women in the renewable energy industry.

To help decarbonize India’s commercial and industrial sectors, ADB signed a nonsovereign loan with Fourth Partner Energy Private Limited for the local currency (Indian rupee) equivalent of $14.7 million. ADB’s support is for the construction and operation of a 25-megawatt solar power plant in Tamil Nadu.

Making Cities More Livable

ADB is helping cities in South Asia become more livable and better prepared for future crises by supporting enhanced urban governance and upgrading municipal infrastructure and services.

With projections that 60% of Bangladesh’s population will reside in cities by 2050, ADB committed a $300 million loan as part of a $691.3 million program to help 88 municipalities deal with increasing urbanization. Under the program, ADB will help prepare 63 urban master plans, enhance revenue management systems, upgrade at least 900 km of stormwater drainage, rehabilitate 1,500 km of roads, and refurbish public facilities to embrace the needs of women and vulnerable people. The program is expected to benefit about 7.8 million residents across Bangladesh.

ADB also signed a $100 million loan to improve urban living conditions for about 78,000 households in India’s northeastern state of Tripura. The project will install 42 km of new water pipes, establish 4 additional water treatment plants, and improve 55 km of stormwater drains and 21 km of urban roads. To strengthen the delivery of urban services, the investment will also help build the management capacity of 12 local agencies and assist the state government in updating its building regulations to incorporate climate and disaster resilience.

During 2023, ADB sought to further cushion the impacts of urban development projects that require involuntary resettlement and subsequent loss of income or employment. The bank published a paper to guide the resettling of urban populations using lessons from the “graduation approach” in India. This approach aims to lift resettled households out of poverty and into sustainable livelihoods, and provides a model for future resettlement planning across South Asia.

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Promoting Rural Development and Food Security

Throughout 2023, ADB invested to better connect South Asia’s remote communities, climate-proof farming and irrigation practices, and boost agricultural productivity.

ADB committed a $120 million loan to sustain livelihoods and provide better access to services for about 430,000 people living in the rural and remote communities of Bangladesh’s Chittagong Hill Tracts. The loan will help upgrade 140 km of rural roads to all-weather, climate-resilient standards while improving smaller village access ways, enhancing water supply and sanitation, and installing rooftop solar systems. To encourage sustainable land use and underpin food security, the project will train farmers in shifting to more resilient crop varieties and diversifying into high-value vegetables, fruits, spices, and medicinal plants.

In India, ADB similarly provided $130 million to increase the agricultural productivity and resilience to climate change of about 15,000 farming households in Himachal Pradesh. The project aims to revitalize about 6,000 hectares of mostly abandoned farmland by constructing or rehabilitating irrigation facilities, establishing fruit orchards, and fostering sustainable irrigation management by water user associations. As well as strengthening India’s food security, the project is expected to boost agricultural incomes by at least 20% for more than 10,500 farming households by 2028.

To give rural communities in Nepal faster and safer access to markets and other services, ADB committed an additional $100 million to upgrade an extra 388 km of rural roads under an ongoing project. Almost 40% of rural households in Nepal live at least 2 hours away from the nearest paved roads, and the average rural household is 3.5 hours from the nearest bus stop. The project is upgrading the designated roads to all-weather standards, improving travel for about 7.5 million people in 16 districts.

Strengthening Governance and Institutional Capacity

Amid heightened regional and global economic uncertainty during 2023, ADB’s governance and capacity investments in South Asia emphasized inclusive economic recovery, macroeconomic stability, and fiscal sustainability.

In Bangladesh, ADB committed a $400 million loan, and mobilized $609 million in cofinancing, to advance reforms in tax administration and management of other domestic revenues. The project will also improve the efficiency

42  ANNUAL REPORT 2023

and productivity of public spending, and help small businesses, especially enterprises led by women, to access low-cost microcredit using digital channels.

For Maldives, which faces a serious debt challenge, ADB committed an $18.7 million policy-based grant to help the country restore fiscal sustainability over the medium to long term. The grant provides funding for a range of policy reforms, including legislative amendments to broaden the tax base and approval of a medium-term revenue strategy.

With Sri Lanka also carrying a large and unsustainable public debt, ADB responded in 2023 by contributing $550 million to an economic reform program led by the International Monetary Fund. Through a $350 million policy-based loan, ADB is supporting economic stabilization. It also committed a $200 million loan to avoid further deterioration of the country’s banking sector and to ensure smaller businesses have access to finance.

In addition, ADB provided knowledge pathways for Sri Lanka’s economic recovery. It conducted a workshop on how public–private partnerships (PPPs) can ease the country’s fiscal burden, rebuild investor confidence, and augment public sector capacity; and delivered PPP introductory and certification training for around 100 officials from various line ministries. These events are part of a comprehensive knowledge support program that ADB was asked to provide to Sri Lanka’s national agency for PPPs.

To guide environmental governance, ADB hosted more than 100 judges, policymakers, and scientists at a 3-day symposium in Nepal to consider forestry and protected-area legislation and law enforcement. The symposium generated status reports on Bangladesh, Bhutan, India, Nepal, Pakistan, and Sri Lanka, supporting ADB’s future work on a model forestry law.

Fostering Regional Cooperation and Integration

In 2023, ADB encouraged cooperation and integration among the economies of South Asia by emphasizing the importance of regional transport connectivity and trade.

In India, ADB committed $141.1 million as a second tranche of financing for the Visakhapatnam–Chennai Industrial Corridor. The corridor aligns with the Bay of Bengal Highway, which connects Cox’s Bazar to Thoothukudi, and is a priority under the South Asia Subregional Economic Cooperation Program. The 2023 financing focuses on integrated industrial and urban planning to unlock the manufacturing potential of Andhra Pradesh. The support will help bolster exports to neighboring South Asian countries and beyond, and generate about 3,200 new jobs by 2027.

Further fostering international trade by and to India, ADB provided a $61.4 million nonsovereign loan to Nhava Sheva Freeport Terminal Private Limited to expand the container-handling capacity of the Jawaharlal Nehru Port Container Terminal in Maharashtra. The loan, accompanied by $69.6 million in cofinancing from the Leading Asia’s Private Infrastructure Fund, will help upgrade the terminal’s berths and yards and acquire energy-efficient cranes.

In Nepal, ADB committed a $50 million policy-based loan that will improve regional integration and facilitate greater trade with key economic partners such as India and Bangladesh. The investment will help introduce electronic payment of customs duties and fees, digital submission of export documents, and online customs valuation. ADB also committed $300 million to improve the climate and disaster resilience of at least 95 km of the Kakarbhitta–Laukahi road connecting Nepal to India and Bangladesh, with associated technical assistance to help the Nepal Department of Roads develop climate change mitigation and adaptation guidelines.

and health.

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A woman outside her vegetable stall on a rainy day in Dili, Timor-Leste.

SOUTHEAST ASIA

Southeast Asia’s economic expansion slowed in 2023 due to weaker global growth, elevated commodity prices, and tightened financial conditions for households and businesses. However, the region’s growth remained close to its long-term average, supported by improvements in labor market conditions and further recovery of the tourism sector.

Inflation in the region generally slowed, but remained elevated for some smaller economies. The combination of persistent inflation and lower agricultural productivity, in tandem with India’s ban on rice exports and higher international prices for the staple, put a strain on many households in Southeast Asia, particularly the poorest.

For Southeast Asian businesses, weaker global growth limited the inflow of foreign investment, while budget constraints and increasing government debt exerted a drag on private and public investment. Despite rising debt-to-GDP ratios in many economies, the region’s fiscal situation remained stable. The one exception was the Lao People’s Democratic Republic (Lao PDR), where public debt escalated to concerning levels.

The region again endured severe climate impacts, including near-record high temperatures and droughts. In May, Typhoon Mawar struck the Philippines, causing widespread devastation.

ADB committed a total of $7.9 billion in Southeast Asia in 2023, comprising $7 billion in sovereign financing and $952.2 million in nonsovereign investments. The bank’s commitments included $3.3 billion in climate finance for its developing member countries (DMCs).

ADB invested most significantly to achieve climate change mitigation in the transport sector, including embedding strong climate action into its biggest ever road-based public transport project, in the Philippines. Climate adaptation financing was concentrated in agriculture and natural resources, water and other urban infrastructure and services, and health.

44  ANNUAL REPORT 2023

ADB also piloted climate investment plans as part of its country partnership strategies for Cambodia, Indonesia, the Lao PDR, and the Philippines.

Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar. In 2023, ADB committed a special financing arrangement of $26 million to provide humanitarian support to the people of Myanmar.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2023, ADB invested significantly to expand access to quality primary health care, align skills training with labor market demand, and ensure the availability of affordable food.

In the Lao PDR, ADB provided $45 million to upgrade 14 district hospitals, 3 provincial hospitals, and 5 provincial health schools. This support will benefit around 1.6 million patients every year, including poor residents of rural districts, women on low incomes, older people, people with disabilities, and members of ethnic minorities.

To bolster the employability of young workers in Cambodia, ADB committed $100 million to help train 37,100 people in high-demand disciplines such as industrial engineering and network programming, and upgrade eight technical training institutes. The project will generate about 4,900 jobs, and builds on earlier ADB financing for skills competitiveness in the country.

In the Philippines, ADB committed a $500 million policy-based loan to assess the COVID-19 pandemic’s impacts on employment, encourage the private sector to create more jobs, and implement initiatives to reskill workers for the post-pandemic labor market.

Complementing better job readiness with measures to assist household budgets, ADB made a $15 million equity investment in DALI Hard Discount, supporting the expansion of DALI’s Philippine retail stores, distribution centers, and cold chain infrastructure. This nonsovereign investment will help give low-to middle-income households wider access to affordable food and other essential products, generate new market opportunities for local agribusiness suppliers, and create at least 4,300 new jobs, of which nearly 50% will be filled by women.

Accelerating Progress in Gender Equality

Backed by a dedicated technical assistance facility, nearly all of ADB operations committed for Southeast Asia in 2023 promoted gender equality.

One highlight was ADB’s commitment of a $361.6 million loan to help integrate Indonesia’s primary care facilities, with a strong emphasis on better health services for women

OPERATIONS: SOUTHEAST ASIA  45

and girls and improved management of gender-based violence. The program directly addresses high maternal mortality in Indonesia through the procurement of new ultrasound machines and provision of better antenatal care, skilled birthing assistance, and obstetric care. It will also help disseminate guidelines on essential health services for women and girls during disaster situations.

In broader knowledge work, ADB and the Association of Southeast Asian Nations (ASEAN) collaborated for the first time on advancing gender equality across the region. ADB helped prepare technical notes and policy recommendations and delivered organizational support for the 2023 ASEAN Gender Mainstreaming Conference.

ADB similarly played a key role in organizing Indonesia’s National Dialogue on Gender and Climate Change: Road to COP 28, which convened around 80 stakeholders from government, the private sector, and civil society to develop the country’s first integrated gender and climate change strategy.

ADB is also supporting women in the upper echelons of management in Indonesia, where the government’s target is to increase the ratio of women on state-owned enterprise boards from 12% in 2022 to 25% by 2024. During 2023, ADB organized a series of leadership events catering to more than 80 senior women in state-owned enterprises, many of whom have already been promoted as a result of ADB-supported managerial and leadership programs.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

As part of its 2023 commitments to combat climate change and promote environmental sustainability, ADB invested in initiatives to tackle immediate climate impacts and influence long-term policy settings.

With the Philippines among the countries most vulnerable to disasters triggered by natural hazards, ADB committed $303.2 million to reduce flooding and other climate risks in three major river basins. Covering the Abra River basin in northern Luzon and the Ranao (Agus) and Tagum–Libuganon river basins in Mindanao, the project will protect more than 163,000 people through measures such as improved warning systems and community-based flood risk management.

In Viet Nam, ADB signed a $15 million convertible note for Australis Holdings Incorporated to promote climate-resilient, ocean-based barramundi and seaweed aquaculture. This nonsovereign investment not only addresses the pressing issue of global fish stock decline due to overfishing and rising temperatures, but also supports large-scale farming of high-value species for export. This is ADB’s first aquaculture equity investment, which will help produce at least 10,000 tons of farmed barramundi annually.

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Promoting action toward a cleaner planet, ADB announced new technical assistance for the Just Energy Transition Partnership, which was established to guide Indonesia’s socially just move away from fossil fuels. The technical assistance is supporting the formulation of investment and policy plans to deploy the $20 billion pledged to the partnership by public and private sources.

In Timor-Leste, where sections of the road network are badly degraded due to extreme weather exacerbated by climate change, ADB hosted a national seminar and conducted six field workshops to help the government identify solutions for road rehabilitation. The bank also tested innovative technologies, such as drone-based image sensors and geoelectric resistivity equipment, to support its knowledge work.

Meanwhile, ADB continues its work to influence climate justice and policy in the longer term. Through its Law and Policy Reform Program, the bank conducted a series of practical workshops in 2023, discussing climate change and environmental laws with judges presiding in the Cambodian courts. The workshop series aims to inspire a tailored curriculum on environmental and climate change laws for the Cambodian judiciary.

Making Cities More Livable

Southeast Asia’s fast-growing cities are at the forefront of development strategies to forge more inclusive, environmentally sustainable, and economically resilient urban communities.

Supporting low-carbon public transport in the Philippines, ADB signed a $1 billion loan to establish a more sustainable public bus system servicing about 800,000 passengers every day across Davao City. The project includes the construction of around 1,000 bus stops with bright lighting and shelters, 5 depots, and 3 passenger terminals, along with automatic fare collection and Wi-Fi connectivity in buses, terminals, and depots. The new fleet of about 1,100 electric and fuel-efficient buses is expected to reduce Davao City’s annual greenhouse gas emissions from public transport by 60%.

In Thailand, ADB committed the local currency (baht) equivalent of $37 million, and mobilized $76.9 million in cofinancing, for up to 1,200 new electric buses to operate in Bangkok, which will reduce air pollution and greenhouse gas emissions. The nonsovereign loan to Energy Absolute Public Company Limited will help replace combustion-engine buses with new vehicles to cover 123 routes that make up nearly half the city’s public bus network. The investment was informed by earlier ADB knowledge work on bus electrification conducted under the ASEAN Catalytic Green Finance Facility.

Fostering sustainable urban development, ADB helped develop a green city action plan, launched in April 2023, for General Santos City in the Philippines. The city, with a population of around 700,000, is facing multiple challenges from rapid urbanization and climate change. The action plan features an integrated package of 56 priority initiatives to enhance urban livability, including investments in low-carbon transportation systems, waste reduction, and water management.

Promoting Rural Development and Food Security

ADB provided support in 2023 to shore up Southeast Asia’s food security, promote sustainable horticulture, and address food pricing and supply.

The bank committed $500 million to support the Government of the Philippines in its efforts to expand economic opportunities in agriculture and ensure food security. Building on an initial phase of ADB support committed in 2020, the 2023 policy-based loan supports the government in building effective rice buffer stocks for emergencies. It also helps provide unconditional cash transfers to smallholder farmers and concessional loans for micro and small enterprises to cushion the impacts of trade reforms. In addition, the loan is supporting government efforts to improve land use planning and water management.

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In Indonesia, ADB committed $83 million to make about 10,000 hectares of dryland more productive and climate resilient, promote modern horticulture and irrigation practices, and improve farming profitability. The project will benefit about 25,000 poor and near-poor farming households, including 5,000 women farmers, by providing them with access to quality horticultural inputs, production systems, and postharvest practices.

With the Lao PDR facing a severe food security crisis, ADB supported the government to secure $14 million in additional grant cofinancing for an ongoing project to tackle escalating food prices. Focusing on the four northern provinces, the financing will be used to help farmers purchase seeds, fertilizers, and pesticides, and rent harvesting machinery. It will also promote improved farming practices, including for aquaculture.

Strengthening Governance and Institutional Capacity

ADB committed policy-based loans in 2023 to help governments of Southeast Asia address generally high levels of public debt. The bank also worked to deepen the region’s capital markets.

As the second phase of an ongoing program in Indonesia, ADB committed $482.3 million to further improve the country’s investment climate. Reforms include faster business license approvals, concessions for innovations in energy efficiency, and a more enabling environment for green development. Foreign direct investment for the manufacturing of electric vehicle batteries has already been approved, potentially generating 49,000 new jobs.

Building on earlier support in Cambodia, ADB committed $40 million in 2023 to enhance public service delivery by local administrations. The program will strengthen planning and budgeting, revenue and expenditure management, and the capacity of 8,300 government staff in transparency and accountability measures. ADB also provided a $50 million loan to enhance Cambodia’s policy and regulatory framework for expenditure and revenue management, improve the implementation capacity of line ministries, and enhance external auditing functions, with training for 21,000 government officials.

In the Philippines, ADB committed $400 million to help overhaul the tax system and administration of revenue mobilization. This includes boosting tax compliance, reducing tax evasion, and strengthening measures to

48  ANNUAL REPORT 2023

discourage economic activities that contribute to climate change. The ADB loan enabled the Philippines to implement various international tax standards and join the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting.

Fostering the growth of social bonds in Southeast Asia, ADB provided technical assistance to help ASA Philippines Foundation Incorporated raise ~~P~~5 billion ($90 million) from a 5-year gender note issuance, which will be used to boost lending to women entrepreneurs. The bank also supported Indonesia’s first-ever social bonds, through Rp700 billion (approximately $45.4 million) in issuances by PT Sarana Multigriya Financial, to finance socially positive projects such as affordable housing.

In the Lao PDR, ADB organized a high-level policy dialogue on good practices for public debt management attended by 149 industry experts and government officials from across Southeast Asia. The event provided valuable insights to inform the Lao PDR’s revised public debt management law, medium-term debt strategy, and fiscal risk statement.

Fostering Regional Cooperation and Integration

In 2023, ADB utilized its financing and knowledge expertise to bolster Southeast Asia’s progress on trade, cleaner oceans, and public–private partnerships (PPPs), among other areas.

In the Philippines, ADB committed $650 million of a $2.1 billion multitranche financing facility for a project to build a 32-kilometer bridge across Manila Bay, supporting the development of the Port of Mariveles as a premier international shipping gateway. The project forms part of ADB’s investment agenda to decongest greater Manila and enhance economic productivity in Luzon, the country’s largest region. By easing the flow of goods, the bridge is expected to encourage the development of more regionally integrated supply chains and improve regional connectivity. Reduced travel times may also enhance urban development opportunities at both ends of the bridge.

ADB continues to invest in protecting ocean health in Southeast Asia, including around Indonesia, where plastic pollution from the archipelago threatens marine ecosystems, fishing livelihoods, and coastal tourism. ADB committed a nonsovereign “blue loan” of $22.1 million, with equivalent cofinancing from the Leading Asia’s Private Infrastructure Fund, to PT ALBA Tridi Plastics Recycling Indonesia. The ADB investment will contribute to a new facility for recycling up to 48,000 tons of plastic bottles annually, diverting them from going into the ocean or landfills, and from open burning.

Throughout 2023, ADB conducted knowledge events and training initiatives to foster regional cooperation in the Greater Mekong Subregion (GMS), particularly for PPPs, trade and investment, and energy transition. For example, a PPP training delivered to 78 officials focused on greater private sector investment in sustainable infrastructure, including projects under the 2023–2025 GMS Regional Investment Framework.

ADB also completed a major study on the Indonesia–Malaysia–Thailand Growth Triangle (IMT-GT) economic corridors. This was the first holistic study of economic corridor development in the IMT-GT since it became a focus of cooperation in 2007. The study findings were published in three country reports and a summary report, identifying measures to enhance trade, tourism, and investment opportunities for the five existing IMT-GT corridors, and proposing routes for a sixth corridor.

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PARTNERING WITH THE PRIVATE SECTOR

While many developing economies in Asia and the Pacific posted encouraging economic growth for 2023, private enterprises continued to face significant financing gaps for short-term trade and longer-term infrastructure investments.

As a key pillar of ADB’s support to help the region’s private sector overcome these challenges and deliver on sustainable development priorities, the bank committed a record number of nonsovereign projects, 40, across 2023. These projects covered 21 developing member countries (DMCs) and included one regional project, bolstering private sector participation in key sectors such as agribusiness, energy, health care, transport, and urban infrastructure. ADB’s nonsovereign investments also emphasized the cross-cutting objectives of inclusive economic growth, gender equality, and climate action.

On that basis, ADB ramped up its nonsovereign climate financing to $1 billion in 2023, supporting renewable energy generation, zero-emission transportation, climate-smart agriculture, plastics recycling, more sustainable agroforestry and aquaculture, and other crucial areas.

Leveraging its commitments, the bank achieved $6.9 billion in cofinancing for nonsovereign projects during the year. As one highlight, it mobilized $582.6 million in commercial and development finance against its own investment of $110 million for a landmark wind power project in the Lao People’s Democratic Republic. Overall, ADB attracted $2.66 in long-term cofinancing for every $1 of its own nonsovereign commitments, up from $1.85 in 2022, and on track for its target of $2.50 by 2030.

To further strengthen its cofinancing arrangements, ADB signed an agreement with the Government of Japan to establish the Leading Asia’s Private Infrastructure Fund 2. The fund will make available up to $1.5 billion, provided by Japan and administered by ADB, as commercial and concessional financing for projects to reduce carbon emissions, improve energy efficiency, and expand access to quality health care and education.

To shore up the region’s important role in the global economy, ADB’s Trade and Supply Chain Finance Program

50  ANNUAL REPORT 2023

provided $4.7 billion, including $1.8 billion of the bank’s own resources and $2.9 billion in cofinancing. The program supported 21,416 transactions that assisted 6,977 small and medium-sized enterprises with trade-related financing. To assist micro and small enterprises mainly in rural areas, ADB’s Microfinance Program supported the extension of $477.1 million in loans through 27 microfinance institutions, including $245.3 million in cofinancing, benefiting more than 1 million borrowers in eight DMCs.

Driving Innovation and Exploring New Opportunities

As part of the bank’s goal to maximize innovation and encourage entrepreneurship in climate-positive and inclusive development solutions, ADB Ventures invested $8.7 million in six early-stage technology businesses with the potential to scale up and deliver global benefits. Notable investments included new solutions for real-time weather monitoring and the use of artificial intelligence in logistics and fleet services.

ADB also continued to use innovative capital market instruments such as sustainability-linked loans and bonds, which are performance-based instruments to promote environmentally and socially responsible economic activity and growth. The bank utilized five such loans and bonds in 2023, including to support climate-resilient agroforestry in Indonesia and for refinancing investments in renewable energy and education in Georgia.

During the year, ADB made its first equity investment in aquaculture, for Viet Nam, while the agroforestry project in Indonesia was the bank’s first direct nonsovereign investment in that sector.

Blending Knowledge with Financial Investment

Integrating knowledge with financing is crucial for amplifying ADB’s development effectiveness via the private sector.

Among many other important knowledge products released during the year, ADB published the 2023 Trade Finance Gaps, Growth, and Jobs Survey, the world’s leading barometer on estimating market gaps and unmet demand for trade finance globally. With the global trade finance gap growing to a record $2.5 trillion, the survey delivered recommendations to regulators, legislators, and the private sector on policies and strategies to enhance financing capacity to maximize the development impact of trade.

To guide financial institutions in better serving women and increasing lending to them, ADB’s Women’s Finance Exchange developed an information campaign that was widely disseminated across 17 DMCs. The campaign included steps for integrating sex-disaggregated data in financial institutions and a brief on how the region’s nascent gender bond market can boost financial inclusion for women. The Women’s Finance Exchange also organized nine knowledge and training events in 2023, engaging over 550 participants on topics such as gender and technology, climate risks, business planning, and certified gender bonds.

Scaling Up Support for Public–Private Partnerships

Public–private partnerships (PPPs) offer a credible and commercially proven option to fill large voids in infrastructure investment while also promoting green development and climate action.

Since 2014, ADB’s transaction advisory services have assisted 14 governments to enter into 15 PPP agreements, mobilizing $2.1 billion of commercial finance. In 2023, ADB successfully commercially closed one PPP project, a $250 million solar energy investment in Uzbekistan. It also achieved $630 million in financial closures for PPP projects—the bank’s highest amount in a single year.

ADB has 35 ongoing advisory mandates to structure bankable PPP projects across 14 DMCs, including 19 for project preparation support through the Asia Pacific Project Preparation Facility (AP3F). This work covers projects in agriculture; education; energy; health care; information and communication technology; transportation; and water supply, sanitation, and other urban infrastructure.

To strengthen the capacity of governments and private sector partners in developing and implementing PPPs, ADB delivered two comprehensive training programs on PPP development for stakeholders from 11 DMCs. Participants were educated on topics ranging from the fundamentals of PPPs through to project financing and screening for value for money. A gender tool kit was also published, offering practical guidance on integrating gender equality and women’s empowerment into PPP policies, processes, and projects.

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ORGANIZATIONAL EFFECTIVENESS

ADB’s developing member countries (DMCs) face overlapping crises that pose an unprecedented threat to people and the planet. With its members and other shareholders raising expectations of how the bank addresses urgent and accelerating development challenges, ADB continued to evolve and refine its financing capacity, operating model, and overall vision in 2023.

Approval of ADB’s new Capital Adequacy Framework (CAF) by the Board of Directors in September 2023 was a major milestone. The new framework introduces a series of reforms that expand the bank’s potential for annual new commitments by approximately 40%, or $10 billion in additional lending each year. These reforms also ensure ADB maintains its AAA rating and ability to provide DMCs funding at low cost and with long maturities.

Unlocking up to $100 billion of new funding over the next decade will be critical for helping DMCs meet country-specific Sustainable Development Goals and address broader regional challenges. ADB can also leverage these funds to mobilize additional financing from private and public sources, helping reach the trillions of dollars required to address the global climate crisis.

In June 2023, ADB began rolling out its new operating model, a generational transformation to improve the way the bank serves its clients.

The new model aims to achieve four critical shifts for ADB. First, to enhance its role as Asia and the Pacific’s climate bank by integrating bold climate action across its operations and reaching its ambition of providing $100 billion in cumulative climate finance to DMCs between 2019 and 2030. Second, to strengthen ADB as a catalyst for private sector development, particularly in addressing regional challenges such as climate change. Third, to focus on solutions, bringing the optimal combination of public and private sector resources, knowledge, and advisory services to deliver value for DMCs. And fourth, to introduce new ways of working that empower staff to be more responsive, more agile, and closer to clients. This will be aided by business reforms to deliver support faster and more efficiently, and guided by ADB’s core values of being client-centric, trustworthy, and transformational.

ADB launched a comprehensive review and update of its Strategy 2030. The review, to be completed in 2024, aims to ensure the bank remains well-placed to help realize its vision of a prosperous, inclusive, resilient, and sustainable

52	ANNUAL REPORT 2023

Asia and the Pacific. An accompanying update to the Corporate Results Framework will help ensure the right incentives and accountability mechanisms are driving the bank’s evolution.

Improving Our Service to ADB Members

During 2023, ADB continued to improve its internal systems and processes to deliver faster and more targeted solutions for DMCs.

Enhanced Service through Digital Innovation

Recognizing the value of shared, accessible, and quality data for its operations, ADB launched a data platform in 2023 that will help deliver better value and insights for DMCs and development partners. The platform improves operational decision-making on critical processes such as project approvals, commitments, contract awards, disbursements, and more. ADB also joined the Data Development Partnership, which aims to solve development challenges through data science and now has 40 corporate and institutional partners worldwide.

To further boost staff productivity and foster new ways of meeting client needs, the bank explored advanced data analytics and generative artificial intelligence. These efforts were overseen by a new working group created to guide ADB’s governance of artificial intelligence and ensure such use is responsible and ethical.

Earlier in the year, 27 ADB leaders graduated from the Driving Digital Leadership program, an initiative to champion digital transformation within the bank and across DMC operations. Another 28 senior staff comprised the 2023 intake of the program.

Value for Money and Efficiency in Procurement

ADB improved its procurement support to DMCs following the rollout of its new operating model. The bank assigned the majority of procurement specialists to ADB project teams and outposted 12 experts to field offices.

During the year, ADB accredited its first-ever alternative procurement arrangement with a DMC, the Municipal Development Fund in Georgia.

ORGANIZATIONAL EFFECTIVENESS	53

The accreditation and use of Georgia’s procurement system is expected to increase project procurement efficiency and brings ADB into full alignment with the Paris Declaration on the use of DMC procurement systems.

ADB continues to encourage its DMCs to employ qualitative procurement evaluation, such as project life cycle costings, to assess bids for quality and value. During 2023, the use of merit-point evaluation methodologies applied by DMCs increased to 24 high-value contracts, up 71% from 2022.

Meanwhile, a working group of 12 multilateral development banks led by ADB prepared a joint statement on sustainable procurement. The statement reflects a commitment by the banks to use procurement to improve environmental, social, economic, and institutional outcomes. Training on sustainable procurement was delivered to ADB staff and nine DMCs, and sustainable procurement was successfully applied to projects in India, Pakistan, and Tonga. With ADB support, two DMCs (Fiji and Indonesia) began incorporating sustainable procurement practices into national systems.

ADB delivered training on its procurement policies and procedures for 15 DMCs, attracting 3,267 participants. In addition, the bank accepted 260 applicants from 31 DMCs into BuildProc, a 2-year certification program designed to professionalize procurement functions.

ADB also hosted the 11th Business Opportunities Fair, fostering competition among suppliers of goods, works, and services for ADB-financed projects. The event was complemented by 50 business opportunities seminars during the year, involving 3,507 participants.

Ongoing Work to Ensure Continuity and Effectiveness

ADB enhanced its crisis management and business continuity capabilities in 2023, tailoring measures to cater to changes in its operating model. It held a series of internal briefings and drills to test recovery procedures, roles and responsibilities, and decision-making chains in case of crisis.

Throughout the year, ADB conducted multiple risk and readiness assessments and audits to maintain its certification for the international benchmark on information security management.

The certification covers systems to protect information at ADB headquarters in the Philippines and the bank’s information technology hub in Spain, and its secondary data center in Switzerland.

Ensuring a Robust Resource Base

ADB continued to diversify its funding program to ensure stable and low-cost funds were available for operations.

In 2023, the bank raised $28.9 billion through 140 borrowing transactions in 25 currencies. The funding program included issuing large benchmark bonds in the United States dollar market, complemented by public issuances and private placements in various other currencies. Of these, 12 local currency bonds in five local currencies were issued to finance projects in DMCs.

ADB made its debut in Azerbaijan manat and returned to the Chinese yuan, Georgian lari, Kazakhstan tenge, and Mongolian togrog markets. The bank also issued its first-ever bonds denominated in the Egyptian pound and Nigerian naira.

ADB issued thematic bonds of $4 billion in 2023, comprising around 14% of the actual borrowing program for the year. Contributing to the deepening of capital markets in DMCs, the themes of gender, green, and health were prevalent in the bank’s local currency bonds and were drawn upon to finance ADB projects toward sustainable development priorities across Central and West Asia and in Mongolia.

Enhancing Accountability and Assurance

ADB places great emphasis on the processes that ensure its stability, transparency, and accountability.

Risk Management

In reviewing its CAF, ADB optimized its prudential level of capitalization in alignment with recommendations from the Group of Twenty (G20)-commissioned independent review of multilateral development banks’ CAFs. ADB further elaborated its risk appetite, formalized the link between sovereign borrower creditworthiness and lending capacity, and enhanced how it measures capital utilization. It also expanded its definition of usable equity to include eligible hybrid capital. The bank’s CAF was further strengthened by the creation of a capital management plan to stipulate actions to be taken if the capital utilization ratio exceeds established thresholds.

54	ANNUAL REPORT 2023

ADB continued to manage concentration risks in 2023, executing a $1 billion sovereign exposure exchange agreement with the African Development Bank in July. This is the third exposure agreement ADB has made with peer development banks since 2020, for a total value of $3.5 billion, enabling the institutions to strengthen their capital adequacy levels and increase lending capacity.

ADB continued to actively manage operational risks in 2023, strengthening controls in areas such as organizational resilience and cybersecurity and updating its operational risk management framework, aligned with evolving international practices.

Internal Audit

ADB conducted internal audit assurance and advisory services that helped strengthen controls on sovereign operations, information technology, institutional procurement, expansion of nonsovereign operations, and climate financing.

ADB also provided internal audit support and guidance to five field offices to help identify improvements in their finance and administration processes.

Building on a 2022 initiative, the bank expanded its internal audit strategy by introducing an action plan that focuses on strengthening stakeholder engagement and governance, increasing process efficiency, and emphasizing support for climate-and sustainability-related areas.

Accounting and Internal Controls

External auditors noted that ADB’s financial statements for 2023 were presented fairly in all material respects, and that the bank maintained effective internal control over financial reporting.

During the year, the bank conducted 30 seminars for borrowers on loan disbursement and accounting and on new loan terms under its Flexible Loan Product. These seminars drew 1,316 participants from 19 DMCs. ADB also cohosted a roundtable and a forum with the International Public Sector Accounting Standards Board, with the two events attended by 48 representatives from 25 DMCs.

Anticorruption, Integrity, and Ethical Standards

In 2023, ADB took steps to align its integrity risk management framework with its new operating model as well as its updated framework for managing operational risks. This work focused on enhancing processes for nonsovereign, sovereign, and institutional integrity risk management while empowering ADB’s operational teams and implementing partners to identify and assess integrity risks.

ADB assessed 150 integrity-related complaints, with 83 closed and 67 requiring further investigation. The bank closed 42 external investigations, resulting in debarments of 371 firms and 10 individuals, and reprimands and cautions for 19 firms and 7 individuals. ADB issued six proactive integrity review reports, which included integrity risk-related findings and recommendations.

To raise awareness on corruption and integrity issues, ADB conducted 78 knowledge events, reaching 5,724 participants. The bank also launched a campaign to promote its e-learning modules that help stakeholders better identify integrity risks in ADB-supported projects.

To uphold professional behavior and maintain expected standards among staff, ADB resolved 170 alleged breaches of ethical standards, and appropriate action was taken against those found in violation. The bank also addressed 460 queries regarding the prevention of conflicts of interest involving staff.

Reinforcing its behavioral regulations and guidelines for staff and other personnel, ADB launched a code

ORGANIZATIONAL EFFECTIVENESS	55

of conduct chatbot that provides guidance in multiple languages, addresses routine inquiries, and connects users to key source documents on the code.

To support colleagues dealing with domestic violence, ADB developed a comprehensive framework, tool kit, and training resources that serve as a bridge between victims and the appropriate internal and external support systems.

ADB’s efforts to ensure the highest international ethical standards and best practices culminated in the bank hosting and co-chairing the 2023 Ethics Network of Multilateral Organizations Conference, which brought together professionals from 46 international organizations.

Disclosure and Transparency

Under its Access to Information Policy, which guides the bank’s efforts to be transparent and accountable, ADB proactively disclosed 5,641 project documents to the public in 2023.

The policy requires ADB to provide timely responses to information requests made by the public. In 2023, the bank received 3,145 formal requests for information, with 2,815 of these deemed valid. ADB acknowledged 76% of the valid requests within the required 7 days and responded to 85% within the required 30 days. By the year’s end, the bank had responded to 96% of the valid requests.

Enhancing Safeguards

The creation of ADB’s Office of Safeguards in June 2023 united 149 safeguard experts and support staff from across the bank. The new office consolidates support for ADB’s operational teams to ensure the bank’s projects maintain the highest environmental and social standards.

ADB’s proposed Environmental and Social Framework—designed to replace the bank’s Safeguard Policy Statement—was disclosed to the public in September and opened to comments through to 6 May 2024.

During the year, ADB worked with DMCs and clients to conduct environmental and social safeguards due diligence for 179 projects in 34 countries. These included 23 projects with potential for significant adverse impacts and risks.

The bank conducted 81 safeguard training courses, attended by 3,426 DMC participants and 287 staff, and released a knowledge management action plan to improve the governance and accessibility of safeguards information and knowledge. It also created an e-learning course for DMCs on mental health and well-being in the workplace.

To improve delivery of better safeguards to its DMCs, ADB developed an integrated management tool to track safeguard portfolio performance and manage safeguard business processes.

Recourse for People Affected by Projects

ADB’s Accountability Mechanism responds to the concerns of people adversely affected by projects the bank supports.

During 2023, ADB received 40 complaints related to land acquisition, livelihood restoration, environment, consultation, damage to property, and safety issues. After detailed analysis and assessment, 14 of these complaints did not meet the minimum requirements for further action; 21 were forwarded for problem-solving and 1 for compliance review; and 4 remained pending, awaiting additional information. Of the 21 complaints forwarded for problem-solving, 2 were withdrawn prior to eligibility determination,

56	ANNUAL REPORT 2023

3 were deemed eligible, and 16 were deemed ineligible. The complaint forwarded for compliance review was deemed ineligible.

For complaints received prior to 2023, ADB successfully closed four cases (two in Pakistan and two in Sri Lanka) and continued to address six other cases.

Considering lessons from complaint resolution, ADB published a report that analyzes the triggers for complaints filed with the Accountability Mechanism. The report is accompanied by two videos featuring case studies that demonstrate how accountability can strengthen ADB’s development effectiveness.

Across 2023, ADB held training sessions on grievance redress mechanisms and problem-solving tools for 192 participants from government agencies in Fiji, Indonesia, Mongolia, Papua New Guinea, Sri Lanka, and Tonga. The bank also hosted knowledge events for 80 civil society representatives from five DMCs, enhancing their work with communities affected by ADB-supported projects.

Fostering Career Development and a Safe, Flexible Workplace

During 2023, ADB invested significantly in human resources, training programs, and workplace upgrades to streamline the transition to its new operating model. The bank also continued its commitment to well-being and inclusion among the ADB community.

Supporting Staff under the New Operating Model

The implementation of ADB’s new operating model required the reassignment of around 1,000 personnel in 2023. In addition, 59 new international and 78 new national staff positions were allocated in areas such as climate change and environment, education, food security, fragile and conflict-affected situations, gender, health, safeguards, and social development.

To ensure positivity among staff during the rollout of the new operating model, ADB conducted a comprehensive change management program.

Asian Development Bank Institute

HYDROGEN IN DECARBONIZATION STRATEGIES IN ASIA AND THE PACIFIC

Throughout 2023, the Asian Development Bank Institute (ADBI), ADB's think tank in Tokyo, examined key issues for formulating strategies on climate change, infrastructure development, and other vital policy areas.

ADBI's research topics included pandemic impacts on micro, small, and medium-sized enterprises and farmers; improving basic education in Southeast Asia; Asia's agriculture–livestock–forestry nexus; and fostering resilient global supply chains.

Meanwhile, ADBI's capacity-building and training activities focused on public financial management tools to promote women's empowerment, policy approaches to the green financing of private enterprises, energy transition mechanisms, solid waste management in a circular economy, and more.

ADBI published 14 open access books, 73 working papers, 17 policy briefs, 2 case studies, 38 journal articles, and 6 journal special issues in 2023. It hosted 80 research, capacity building, training, and outreach events, 24 of which were conducted with ADB. Over 2,500 policymakers and stakeholders participated in ADBI capacity building and training events, with a 43% female participation rate.

In 2023, ADBI chaired Think7, the policy research and advisory network of the Group of Seven (G7) and presented the T7 Japan Communiqué to the Prime Minister of Japan. The institute also coordinated with Think20 India to highlight themes it has in common with Think7 and encourage global discussions. This included organizing a side event at ADB's 56th Annual Meeting in May, highlighting the Group of Twenty (G20) efforts to boost inclusive and sustainable development, climate action, and the supporting role of ADB.

ORGANIZATIONAL EFFECTIVENESS	57

This included explaining the reassignment process and providing opportunities for staff to have candid conversations with leaders. The bank introduced an online portal to provide information about the changes ahead and solicit feedback, along with a program of coaching sessions and interactive workshops for affected leaders and their teams.

ADB also ensured a smooth transition to the new operating model through staff upskilling and reskilling. A structured, three-stage approach—Ignite, Activate, Accelerate—builds staff capacity in foundational knowledge, technical skills, and leadership through targeted e -learning and in-person programs. Across the year, ADB delivered 97 staff learning and development programs, with 43% of staff attending at least one program and 95% of these participants rating their overall program experience positively.

To upskill ADB leaders, the bank partnered with Tufts University on a climate leadership program, with 51 senior staff participating in the 5-month course. These staff examined key climate challenges and explored how ADB could enhance its role as Asia and the Pacific’s climate bank.

Under the new operating model, ADB also continued the hybrid work arrangements it introduced in September 2022, allowing staff a mix of working from home and connecting with colleagues in the office.

Workplace Transformation

During 2023, ADB supported its organizational transition with an extensive refurbishment program for its Manila headquarters, the working base for around 5,000 personnel. The refurbishments included measures to improve health and safety, environmental sustainability, and energy efficiency, along with reconfigured and updated workspaces to accommodate staff reassignments and encourage collaboration.

By the end of the year, refurbishment of one level of headquarters was complete and another nearly complete. Planning was also initiated for the refurbishment of five other levels.

During 2023, ADB took further steps to enhance its environmental sustainability and minimize its carbon footprint. The bank established a specialized team to guide activities that will strengthen alignment with the Paris Agreement, with a focus on carbon reduction and offset measures for ADB’s facilities and business-related activities. To support this work, a consulting firm was engaged to gather baseline emissions data and help establish online dashboards for tracking progress.

ADB’s existing efforts to create an environmentally friendly workplace were recognized when the headquarters campus was awarded the coveted LEED Platinum designation for sustainability and energy efficiency.

Meanwhile, the bank continued to enhance staff comfort and environmental sustainability across its field offices. It completed major relocations for its Uzbekistan and Tajikistan resident missions, while work continued on building a new resident mission in Pakistan.

Staff Health and Well-Being

In 2023, ADB concluded a comprehensive mental health review, that included a staff survey, individual interviews, and results analysis, to help guide the bank in further enhancing support to staff.

The work of the survey team was supported by the 2023 Health & Wellness, Safety & Resilience event and Mental Health Week, which together attracted about 2,500 participants, with the latter event focusing on sessions around living well in a sustainable world.

As part of year-round support within the ADB community, the bank continued with health and well-being awareness activities such as Wellness Wednesdays and the work of its “wellness champions.”

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Diversity, Inclusion, and Belonging

ADB continues its progression toward equity in hiring and retaining women. In 2023, women made up 39.8% of all international staff, up from 38.7% in 2022. Moreover, ADB strengthened its commitment to gender equality by approving a new Gender Action Plan in December 2023. The plan includes a target that, by 2030, 45% of international staff are women.

Under its disability inclusion road map, ADB completed a workplace assessment that produced robust recommendations, which are currently being implemented. These include awareness-raising activities for the ADB community and physical improvements to facilities at the bank’s Manila headquarters.

Continuing its efforts to raise awareness of LGBT+ issues, ADB launched an allyship campaign through its LGBT+ and Friends Group. The bank also sponsored the 2023 Philippine Financial & Inter-Industry Pride Summit, the largest diversity and inclusion conference in the Philippines.

Managing Conflict

ADB’s ombuds services provide a confidential, neutral, informal, and independent resource for managing conflicts in the workplace. Applying its principles-based approach, the ombuds services helped address 1,705 issues raised by 594 ADB community members in 2023. This included support to staff in navigating conflicts and uncertainties about organizational change that arose during the shift to the bank’s new operating model.

Through an ongoing series of case studies in audio format, ADB sought to reduce unconscious biases among members of its community. In 2023, it produced new case studies related to pregnancy as well as accents and language use. In addition, ADB’s ombuds services provided the bank’s leadership with insights on workload challenges and their consequences on staff stress levels, mental health, and interpersonal conflicts.

Independent Evaluation Department

The Independent Evaluation Department (IED) aligned its evaluations and knowledge activities in 2023 with ongoing and emerging organizational priorities at ADB.

IED's major evaluations examined ADB's procurement systems, the allocation of Asian Development Fund resources, the effectiveness of the Central Asia Regional Economic Cooperation Program, and the outcomes of the bank's water and other urban infrastructure and services program in India. IED also evaluated ADB's investment and credit risk management for nonsovereign operations.

To help inform new country partnership strategies, IED completed country assistance program validations for Armenia, Azerbaijan, Cambodia, the Lao People's Democratic Republic, Turkmenistan, and Uzbekistan. The department also validated 232 sovereign and nonsovereign project evaluations.

IED deepened its knowledge engagement with stakeholders through platforms such as What Works, What Doesn't and Why. It also held a knowledge event in India on the topic of water security, while in Fiji and Uzbekistan it disseminated lessons from several project and country-level evaluations.

In September, IED supported the 2023 Asian Evaluation Week—Beyond Recovery: Evaluation for Development Effectiveness. The event, held in Bangkok, attracted 212 participants from over 50 countries and covered topics including sustainability and resilience, inclusive partnerships, and innovations in evaluation.

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APPENDIXES

61	Appendix 1: Commitments by Country, 2023

62	Appendix 2: Loans and Grants Committed, 2023

67	Appendix 3: Approvals, 2019–2023

68	Appendix 4: ADB Regional and Nonregional Members

69	Appendix 5: ADB Members, Capital Stock, and Voting Power

70	Appendix 6: Contributions to the Asian Development Fund

71	Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2023

72	Appendix 7B: Active Trust Funds and Special Funds

74	Appendix 8A: Organizational Structure

76	Appendix 8B: Sectors and Themes

77	Appendix 9: Corporate Reports

78	Appendix 10: Operational Data and Organizational Information

60	ANNUAL REPORT 2023

Appendix 1: Commitments by Country, 2023 ($ million)

	Loans, Grants, and Others									Cofinancing[a]
	Regular OCR				ADF
			TSCFP	Concessional			Other					TSCFP
Country	Sovereign	Nonsovereign	and MFP[b,c]	OCR	Grant	Guarantee[d]	SF	Subtotal	TAe	Project	TA	and MFP[c]	TAS	Subtotal	Total
Afghanistan[f]	–	–	–	–	420.0	–	–	420.0	3.7	–	–	–	–	–	423.7
Armenia	137.4	–	4.2	–	–	–	–	141.6	4.1	–	0.6	–	–	0.6	146.3
Azerbaijan	–	20.0	–	–	–	–	–	20.0	1.4	8.0	0.9	–	–	8.9	30.3
Bangladesh	1,473.4	50.0	527.0	2,004.3	–	–	–	4,054.7	17.8	1,469.5	3.5	769.3	261.0	2,503.3	6,575.7
Bhutan	–	–	–	35.0	–	–	–	35.0	1.9	5.5	0.5	–	–	6.1	42.9
Cambodia	–	–	–	190.0	–	–	–	190.0	8.4	25.0	2.6	–	–	27.6	225.9
China, People’s Republic of	1,466.0	68.2	173.8	–	–	–	–	1,708.0	10.3	207.8	1.0	173.8	–	382.6	2,100.9
Cook Islands	–	–	–	–	–	–	–	–	1.6	–	0.7	–	–	0.7	2.4
Fiji	–	–	–	–	–	–	–	–	2.9	3.0	0.9	–	–	3.9	6.8
Georgia	48.7	52.2	64.5	–	–	–	–	165.3	5.0	106.3	0.7	94.3	–	201.3	371.6
India	2,600.6	604.1	175.3	–	–	–	–	3,379.9	16.2	1,158.6	8.0	179.4	–	1,345.9	4,742.1
Indonesia	2,354.5	37.1	10.8	–	–	–	–	2,402.4	5.9	2,904.8	10.6	24.4	–	2,939.8	5,348.0
Kazakhstan	–	218.9	–	–	–	–	–	218.9	6.0	101.8	0.7	–	–	102.5	327.4
Kiribati	–	–	–	–	40.0	–	–	40.0	2.6	17.0	0.9	–	–	17.8	60.4
Kyrgyz Republic	–	5.0	1.0	40.0	40.8	2.3	–	89.1	5.0	–	0.2	–	–	0.2	94.3
Lao People’s Democratic Republic	–	100.0	–	45.0	10.0	–	–	155.0	5.3	596.6	1.2	–	–	597.8	758.0
Malaysia	–	–	5.0	–	–	–	–	5.0	1.2	–	0.3	5.0	–	5.3	11.5
Maldives	–	23.9	–	8.5	61.2	–	0.5	94.1	5.8	52.0	0.5	–	–	52.5	152.4
Marshall Islands	–	–	–	–	–	–	–	–	1.7	–	1.2	–	–	1.2	2.9
Micronesia, Federated States of	–	–	–	–	18.0	–	–	18.0	2.8	–	1.2	–	–	1.2	22.0
Mongolia	270.0	45.2	1.4	75.0	5.0	–	–	396.6	12.6	5.0	3.2	–	–	8.2	417.4
Myanmar[g]	–	–	–	–	23.0	–	3.0	26.0	–	6.2	–	–	–	6.2	32.2
Nauru	–	–	–	–	–	–	–	–	2.8	–	1.5	–	–	1.5	4.3
Nepal	–	20.0	12.9	550.0	1.3	1.0	–	585.2	9.2	202.8	3.0	2.0	–	207.7	802.2
Niue	–	–	–	–	–	–	–	–	1.5	–	0.7	–	–	0.7	2.2
Pakistan	995.0	–	213.5	602.0	5.5	–	–	1,816.1	13.7	8.0	4.4	511.7	–	524.1	2,353.9
Palau	–	–	–	–	–	–	–	–	2.3	–	1.5	–	–	1.5	3.8
Papua New Guinea	–	–	–	35.0	7.0	–	–	42.0	6.1	21.6	1.8	–	–	23.4	71.6
Philippines	4,331.0	175.1	–	–	–	–	–	4,506.1	9.9	3,855.0	7.2	–	–	3,862.1	8,378.2
Samoa	–	–	–	–	10.0	–	–	10.0	2.9	–	0.9	–	–	0.9	13.8
Solomon Islands	–	–	–	15.0	40.0	–	–	55.0	4.6	0.7	0.9	–	–	1.6	61.1
Sri Lanka	350.0	–	19.1	260.0	–	–	–	629.1	6.9	–	3.8	25.7	–	29.5	665.6
Tajikistan	–	–	2.0	–	40.0	–	–	42.0	8.3	–	0.3	0.6	–	0.9	51.2
Thailand	–	37.0	102.9	–	–	–	–	139.8	2.8	76.9	1.9	102.9	–	181.7	324.3
Timor-Leste	–	–	–	–	–	–	–	–	4.3	–	0.2	–	–	0.2	4.5
Tonga	–	–	–	–	31.5	–	0.6	32.1	2.3	23.0	1.6	–	–	24.6	59.0
Turkmenistan	–	–	–	–	–	–	–	–	1.2	–	0.2	–	–	0.2	1.4
Tuvalu	–	–	–	–	17.0	–	–	17.0	1.5	20.8	0.9	–	–	21.7	40.1
Uzbekistan	584.1	216.3	251.3	299.0	–	–	–	1,350.6	10.4	1,219.3	1.7	291.4	181.9	1,694.3	3,055.4
Vanuatu	–	–	–	–	–	–	1.5	1.5	1.6	6.2	1.1	–	–	7.3	10.4
Viet Nam	–	18.0	453.2	–	–	–	–	471.2	6.4	43.5	9.7	965.9	–	1,019.1	1,496.7
Regional[h]	–	40.0	–	–	–	–	–	40.0	43.2[i]	556.2	21.3[i]	–	–	577.5	660.6
Total ADB	14,610.7	1,730.9	2,017.9	4,158.8	770.3	3.3	5.6	23,297.5	264.1	12,701.0	103.7	3,146.3	442.9[j]	16,393.9	39,955.4

– = nil, ADB = Asian Development Bank, ADF = Asian Development Fund, MFP = Microfinance Program, OCR = ordinary capital resources, SF = special funds, TA = technical assistance, TAS = Transaction Advisory Services, TSCFP = Trade and Supply Chain Finance Program.

Notes:

1.	Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.
2.	Numbers may not sum precisely because of rounding.
[a]	Including trust funds.

[b]	The TSCFP and MFP are nonsovereign credit enhancement products and loans financed from ADB’s regular OCR.

[c]	TSCFP supply chain finance commitments are reported under recipient countries, even when the borrower is incorporated elsewhere.
[d]	Consists of nonsovereign guarantees committed under the ADF private sector window managed by ADB.

[e]	Refers to Technical Assistance Special Fund and other SF.

[f]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

[g]	Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar. In 2023, ADB committed a special financing arrangement of $26 million to provide humanitarian support to the people of Myanmar.

[h]	Includes nonsovereign operations that involve two or more countries.

[i]	Except for research and training benefiting all members, financing for regional technical assistance operations that are identifiable to individual countries is included in the country-specific technical assistance amounts.

[j]	Excludes a $37 million A-loan mobilized under Transaction Advisory Services, which is reported under nonsovereign ADB financing, and $150 million that is reported under nonsovereign cofinancing.

APPENDIXES	61

Appendix 2: Loans and Grants Committed, 2023

Regular Ordinary Capital and Concessional Resources Commitments ($ million)

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
A. SOVEREIGN OPERATIONS		14,610.7	4,158.8	758.0	19,527.5
Central and West Asia		1,765.2	941.0	506.3	3,212.5
Afghanistan[a]		–	–	420.0	420.0
Expanding Essential Food Security and Health Services (Support for Afghan People)	Project	–	–	400.0	400.0
Verification of Claims and Expenditures	Project	–	–	20.0	20.0
Armenia		137.4	–	–	137.4
Seismic Safety Improvement Program—Additional Financing	RBL	72.0	–	–	72.0
Yerevan Urban Development Investment	Project	65.4	–	–	65.4
Georgia		48.7	–	–	48.7
Climate Smart Irrigation Sector Development Program	SDP	48.7	–	–	48.7
Kyrgyz Republic		–	40.0	40.8	80.8
Climate-Resilient Agricultural Value Chain Development	Project	–	20.0	20.0	40.0
Almaty–Bishkek Economic Corridor Regional Improvement of Border Services Project Readiness	SEFF	–	–	0.8	0.8
School Education Reform Sector Development Program	SDP	–	20.0	20.0	40.0
Pakistan		995.0	602.0	5.5	1,602.5
Central Asia Regional Economic Cooperation Corridor Development Investment Program—Tranche 3	MFF	360.0	–	–	360.0
Sindh Secondary Education Improvement—Additional Financing	Project	–	275.0	–	275.0
Women Inclusive Finance Sector Development Program	SDP	100.0	50.0	5.5	155.5
Developing Resilient Environments and Advancing Municipal Services in Punjab	Project	–	180.0	–	180.0
Improved Domestic Resource Mobilization Reform Program (Subprogram 1)	PBL	300.0	–	–	300.0
Khyber Pakhtunkhwa Food Security Support	Project	–	82.0	–	82.0
Power Transmission Strengthening	Project	235.0	15.0	–	250.0
Tajikistan		–	–	40.0	40.0
Improving Science, Technology, Engineering, and Mathematics Secondary Education	Project	–	–	40.0	40.0
Uzbekistan		584.1	299.0	–	883.1
Small and Medium-Sized Enterprises Development Program (Subprogram 2)	PBL	100.0	–	–	100.0
Economic Management Improvement Program, Phase 2 (Subprogram 1)	PBL	150.0	–	–	150.0
Digitize to Decarbonize—Power Transmission Grid Enhancement	Project	125.0	–	–	125.0
Integrated Urban Development	Project	–	59.0	–	59.0
Solar Public–Private Partnership Investment Program—Tranche 1	MFF	9.1	–	–	9.1
Distribution Network Digital Transformation and Resiliency	Project	200.0	–	–	200.0
Rural Roads Resilience Sector	Project	–	240.0	–	240.0

East Asia		1,736.0	75.0	5.0	1,816.0
China, People’s Republic of		1,466.0	–	–	1,466.0
Shanxi Changzhi Low-Carbon Climate-Resilient Circular Economy Transformation	Project	304.1	–	–	304.1
Shanxi Low-Carbon and Inclusive Rural Development	Project	162.4	–	–	162.4
Anhui Chao Lake Environmental Rehabilitation (Phase 2)	Project	231.4	–	–	231.4
Hubei Yichang Rural Green Development	Project	205.4	–	–	205.4
Guangxi Environmentally Sustainable Rural Development Demonstration	Project	154.0	–	–	154.0
Hubei Huanggang Dabie Mountain Ecosystem Protection and Carbon-Neutral Green Development	Project	208.7	–	–	208.7
Yangtze River Economic Belt Jiangxi Ecological Civilization and Circular Economy	Project	200.0	–	–	200.0
Mongolia		270.0	75.0	5.0	350.0
Regional Road Development and Maintenance (Phase 3)	Project	120.0	30.0	–	150.0
Border Efficiency for Sustainable Trade	Project	50.0	45.0	5.0	100.0
Strengthening Fiscal, Financial, and Economic Resilience (Subprogram 1)	PBL	100.0	–	–	100.0

Pacific		–	50.0	163.5	213.5
Federated States of Micronesia		–	–	18.0	18.0
Chuuk Water Supply and Sanitation—Additional Financing	Project	–	–	18.0	18.0
Kiribati		–	–	40.0	40.0
Climate-Resilient Health Infrastructure and Systems	Project	–	–	27.0	27.0
Pacific Disaster Resilience Program (Phase 4)	CDF	–	–	8.0	8.0
Sustainable and Inclusive Economic Recovery Program (Subprogram 1)	PBL	–	–	5.0	5.0

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62	ANNUAL REPORT 2023

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Papua New Guinea		–	35.0	7.0	42.0
Health Services Sector Development Program—Second Additional Financing	SDP	–	35.0	7.0	42.0
Samoa		–	–	10.0	10.0
Pacific Disaster Resilience Program (Phase 4)	CDF	–	–	10.0	10.0
Solomon Islands		–	15.0	40.0	55.0
Senior Secondary Education Improvement	Project	–	10.0	35.0	45.0
Pacific Disaster Resilience Program (Phase 4)	CDF	–	5.0	5.0	10.0
Tonga		–	–	31.5	31.5
Nuku’alofa Port Upgrade—Additional Financing	Project	–	–	10.0	10.0
Integrated Aged Care	Project	–	–	11.5	11.5
Pacific Disaster Resilience Program (Phase 4)	CDF	–	–	10.0	10.0
Tuvalu		–	–	17.0	17.0
Outer Island Maritime Infrastructure—Third Additional Financing	Project	–	–	15.0	15.0
Increasing Access to Renewable Energy—Additional Financing	Project	–	–	2.0	2.0

South Asia		4,424.0	2,857.8	60.2	7,341.9
Bangladesh		1,473.4	2,004.3	–	3,477.7
South Asia Subregional Economic Cooperation Dhaka–Northwest Corridor Road (Phase 2)—Tranche 3	MFF	303.0	–	–	303.0
South Asia Subregional Economic Cooperation Chittagong–Cox’s Bazar Railway (Phase 1)—Tranche 3	MFF	402.2	–	–	402.2
Rural Connectivity Improvement—Second Additional Financing	Project	–	190.0	–	190.0
Improving Computer and Software Engineering Tertiary Education	Project	–	100.0	–	100.0
Chattogram Hill Tracts Inclusive and Resilient Urban Water Supply and Sanitation	Project	–	90.0	–	90.0
Climate and Disaster Resilient Small-Scale Water Resources Management	Project	–	106.0	–	106.0
Climate-Resilient Livelihood Improvement and Watershed Management in Chittagong Hill Tracts Sector	Project	–	120.0	–	120.0
Sustainable Economic Recovery Program (Subprogram 2)	PBL	400.0	–	–	400.0
Skills for Industry Competitiveness and Innovation Program	RBL	–	300.0	–	300.0
Improving Urban Governance and Infrastructure Program	RBL	–	300.0	–	300.0
Smart Metering Energy Efficiency Improvement	Project	200.0	–	–	200.0
Climate-Resilient Inclusive Development Program (Subprogram 1)	PBL	–	400.0	–	400.0
Vaccines, Therapeutics, and Diagnostics Manufacturing and Regulatory Strengthening	APVAX	168.2	168.3	–	336.5
Flood Reconstruction Emergency Assistance	EAL	–	230.0	–	230.0
Bhutan		–	35.0	–	35.0
Pathways for Emerging Skills and Jobs	Project	–	30.0	–	30.0
Green Power Project Readiness Enhancement	PRF	–	5.0	–	5.0
India		2,600.6	–	–	2,600.6
Uttarakhand Integrated and Resilient Urban Development—Additional Financing	Project	200.0	–	–	200.0
Rajasthan Secondary Towns Development Sector—Additional Financing	Project	200.0	–	–	200.0
Visakhapatnam–Chennai Industrial Corridor Development Program—Tranche 2	MFF	141.1	–	–	141.1
Delhi–Meerut Regional Rapid Transit System Investment—Tranche 3	MFF	259.5	–	–	259.5
Uttarakhand Climate Resilient Power System Development	Project	200.0	–	–	200.0
Himachal Pradesh Subtropical Horticulture, Irrigation, and Value Addition	Project	130.0	–	–	130.0
Tripura Urban and Tourism Development	Project	100.0	–	–	100.0
Enhancing Connectivity and Sustainability in Bihar Roads	Project	295.0	–	–	295.0
Industrial Corridor Development Program (Subprogram 2)	PBL	250.0	–	–	250.0
Sustainable Urban Development and Service Delivery Program (Subprogram 2)	PBL	400.0	–	–	400.0
Power Sector Reform Program (Subprogram 1)	PBL	250.0	–	–	250.0
Enhancing Connectivity and Climate Resilience of the Madhya Pradesh Road Network	Project	175.0	–	–	175.0
Maldives		–	8.5	60.2	68.7
Strengthening Fiscal Management and Sustainability Program (Subprogram 1)	PBL	–	–	18.7	18.7
Accelerating Sustainable System Development Using Renewable Energy	Project	–	8.5	41.5	50.0
Nepal		–	550.0	–	550.0
Rural Connectivity Improvement—Additional Financing	Project	–	100.0	–	100.0
South Asia Subregional Economic Cooperation Highway Enhancement (Kakarbhitta–Laukahi)	Project	–	300.0	–	300.0

continued on next page

APPENDIXES	63

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
South Asia Subregional Economic Cooperation Customs and Logistics Reforms Program (Subprogram 1)	PBL	–	50.0	–	50.0
Strengthening Public Financial Management and Devolved Service Delivery Program (Subprogram 1)	PBL	–	100.0	–	100.0
Sri Lanka		350.0	260.0	–	610.0
Second Integrated Road Investment Program—Tranche 4	MFF	–	60.0	–	60.0
Financial Sector Stability and Reforms Program (Subprogram 1)	PBL	–	200.0	–	200.0
Economic Stabilization Program	PBL	350.0	–	–	350.0

Southeast Asia		6,685.5	235.0	23.0	6,943.5
Cambodia		–	190.0	–	190.0
Strengthening Public Financial Management Program (Subprogram 2)	PBL	–	50.0	–	50.0
Second Decentralized Public Service and Financial Management Sector Development Program (Subprogram 2)	PBL	–	40.0	–	40.0
Skills for Future Economy Sector Development Program	SDP	–	100.0	–	100.0
Indonesia		2,354.5	–	–	2,354.5
Flood Management in North Java	Project	246.7	–	–	246.7
Competitiveness, Industrial Modernization, and Trade Acceleration Program (Subprogram 2)	PBL	482.3	–	–	482.3
Supporting Essential Health Actions and Transformation Program	RBL	361.6	–	–	361.6
Primary Healthcare and Public Health Laboratories Upgrading and Strengthening	Project	658.1	–	–	658.1
Horticulture Development in Dryland Areas Sector	Project	83.0	–	–	83.0
Boosting Productivity Through Human Capital Development Program (Subprogram 2)	PBL	512.7	–	–	512.7
Integrated Fishing Ports and International Fish Markets—Phase 2 Preparation	PRF	10.2	–	–	10.2
Lao People’s Democratic Republic		–	45.0	–	45.0
Improving the Quality of Health Care	Project	–	45.0	–	45.0
Myanmar[b]		–	–	23.0	23.0
Providing Essential Services to the People of Myanmar	Project	–	–	23.0	23.0
Philippines		4,331.0	–	–	4,331.0
Davao Public Transport Modernization	Project	1,014.7	–	–	1,014.7
Infrastructure Preparation and Innovation Facility—Second Additional Financing	Project	200.0	–	–	200.0
Integrated Flood Resilience and Adaptation—Phase 1	Project	303.2	–	–	303.2
Inclusive Finance Development Program (Subprogram 3)	PBL	300.0	–	–	300.0
Bataan–Cavite Interlink Bridge—Tranche 1	MFF	650.0	–	–	650.0
Competitive and Inclusive Agriculture Development Program (Subprogram 2)	PBL	500.0	–	–	500.0
Build Universal Health Care Program (Subprogram 2)	PBL	463.1	–	–	463.1
Post-COVID-19 Business and Employment Recovery Program (Subprogram 1)	PBL	500.0	–	–	500.0
Domestic Resource Mobilization Program (Subprogram 1)	PBL	400.0	–	–	400.0

B. NONSOVEREIGN OPERATIONS		3,748.8	–	15.6[c]	3,764.4
Armenia		4.2	–	–	4.2
Trade and Supply Chain Finance Program	TSCFP	4.2	–	–	4.2
Azerbaijan		20.0	–	–	20.0
Bank Respublika Expanding Access to Credit for Women and Agriculture Borrowers	Loan	20.0	–	–	20.0
Bangladesh		577.0	–	–	577.0
Paramount Solar Power	Loan	50.0	–	–	50.0
Trade and Supply Chain Finance Program	TSCFP	462.3	–	–	462.3
Microfinance Program	MFP	64.7	–	–	64.7
China, People’s Republic of		242.0	–	–	242.0
Maxwealth Financial Leasing Micro, Small and Medium-Sized Enterprises Finance for COVID-19 Response	Loan	68.2	–	–	68.2
Trade and Supply Chain Finance Program	TSCFP	173.8	–	–	173.8
Georgia		116.6	–	–	116.6
Tegeta Green Vehicles Bond	Debt Security	8.0	–	–	8.0
Credo Bank Supporting Food Security through Inclusive Access to Finance	Loan	24.2	–	–	24.2
Georgia Capital Sustainability-Linked Bond	Debt Security	20.0	–	–	20.0
Trade and Supply Chain Finance Program	TSCFP	56.5	–	–	56.5
Microfinance Program	MFP	8.0	–	–	8.0

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64	ANNUAL REPORT 2023

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
India		779.4	–	–	779.4
FPL Tamil Nadu Open Access Solar	Debt Security	14.7	–	–	14.7
AHFL Access to Affordable Housing for Underserved Segments	Debt Security	60.0	–	–	60.0
Investment in True North (GIFT) Fund VII	Equity	50.0	–	–	50.0
L&T Finance Supporting Access to Finance for Farmers; Women; and Micro, Small, and Medium-Sized Enterprises in Rural and Peri-Urban Areas	Loan	125.0	–	–	125.0
Cygnus Affordable Hospitals	Debt Security	18.0	–	–	18.0
Nhava Sheva Container Terminal Financing	Loan	61.4	–	–	61.4
SAEL Biomass Energy	Loan	91.4	–	–	91.4
Greenway Carbon Credits Gender Finance	Loan	6.5	–	–	6.5
SAEL Gujarat Solar Power	Loan	147.1	–	–	147.1
UGRO Capital Supporting Digital and Innovative Micro, Small, and	Debt	30.0	–	–	30.0
Medium-Sized Enterprises Financing	Security
Trade and Supply Chain Finance Program	TSCFP	21.3	–	–	21.3
Microfinance Program	MFP	154.0	–	–	154.0
Indonesia		47.9	–	–	47.9
ALBA Blue Loan for Recycling	Loan	22.1	–	–	22.1
DSNG Climate-Resilient Community-Based Agroforestry Value Chain	Loan	15.0	–	–	15.0
Trade and Supply Chain Finance Program	TSCFP	10.8	–	–	10.8
Kazakhstan		218.9	–	–	218.9
ALES Energy Transition and Modernization	Loan	218.9	–	–	218.9
Kyrgyz Republic		6.0	–	2.3	8.3
Kompanion Bank Supporting Micro and Small Entrepreneurs	Loan/ Guarantee	5.0	–	2.3	7.3
Trade and Supply Chain Finance Program	TSCFP	1.0	–	–	1.0
Lao People’s Democratic Republic		100.0	–	10.0	110.0
Monsoon Wind Power	Loan/ Grant	100.0	–	10.0	110.0
Malaysia		5.0	–	–	5.0
Trade and Supply Chain Finance Program	TSCFP	5.0	–	–	5.0
Maldives		23.9	–	1.0	24.9
BML Supporting Recovery of the Small and Medium Enterprise and Blue Economy Tourism Sector	Loan/ Guarantee	13.0	–	1.0	14.0
Dhiraagu Telecommunication Connectivity Enhancement	Loan	10.9	–	–	10.9
Mongolia		46.6	–	–	46.6
Invescore Micro, Small, and Medium-Sized Enterprises Financing	Loan	5.0	–	–	5.0
Intermed Hospital Expansion	Loan	10.2	–	–	10.2
Gobi Climate-Resilient Cashmere Value Chain	Loan	30.0	–	–	30.0
Trade and Supply Chain Finance Program	TSCFP	1.4	–	–	1.4
Nepal		32.9	–	2.3	35.2
Global IME Supporting Small and Medium-Sized Enterprises	Loan/ Grant/ Guarantee	20.0	–	2.3	22.3
Trade and Supply Chain Finance Program	TSCFP	12.9	–	–	12.9
Pakistan		213.5	–	–	213.5
Trade and Supply Chain Finance Program	TSCFP	213.5	–	–	213.5
Philippines		175.1	–	–	175.1
ACEN Sustainability-Linked Facility	Loan	117.0	–	–	117.0
DALI Modern Food Retail Expansion	Equity	15.0	–	–	15.0
Ison Nationwide Digital Connectivity	Loan	43.1	–	–	43.1
Sri Lanka		19.1	–	–	19.1
Trade and Supply Chain Finance Program	TSCFP	19.1	–	–	19.1
Tajikistan		2.0	–	–	2.0
Trade and Supply Chain Finance Program	TSCFP	2.0	–	–	2.0
Thailand		139.8	–	–	139.8
Energy Absolute Public Bus Electrification	Loan	37.0	–	–	37.0
Trade and Supply Chain Finance Program	TSCFP	102.9	–	–	102.9
Uzbekistan		467.5	–	–	467.5
Sherabad Solar Power	Loan	36.7	–	–	36.7
Samarkand Solar Power	Loan	13.5	–	–	13.5
Jizzakh Solar Power	Loan	14.3	–	–	14.3
Uzpromstroybank Micro, Small, and Medium-Sized Enterprises and Bank Transformation	Loan	50.0	–	–	50.0
Bash Wind Power	Loan	46.3	–	–	46.3

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APPENDIXES	65

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Dzhankeldy Wind Power	Loan	40.4	–	–	40.4
Indorama Climate-Resilient Farmer Livelihood and COVID-19 Recovery	Loan	15.0	–	–	15.0
Trade and Supply Chain Finance Program	TSCFP	246.3	–	–	246.3
Microfinance Program	MFP	5.0	–	–	5.0
Viet Nam		471.2	–	–	471.2
Australis Climate-Smart Barramundi and Seaweed Aquaculture	Debt Security	15.0	–	–	15.0
GreenYellow Smart Solutions Rooftop Solar	Loan	3.0	–	–	3.0
Trade and Supply Chain Finance Program	TSCFP	453.2	–	–	453.2
Regional		40.0	–	–	40.0
Investment in OrbiMed Asia Partners V LP	Equity	15.0	–	–	15.0
Exacta Asia Investment III LP	Equity	25.0	–	–	25.0
TOTAL		18,359.5	4,158.8	773.6	23,291.9

– = nil, ACEN = ACEN Corporation, ADF = Asian Development Fund, AHFL = Aadhar Housing Finance Limited, ALES = Joint Stock Company Almaty Electric Stations, APVAX = Asia Pacific Vaccine Access Facility, BML = Bank of Maldives Plc, CDF = contingent disaster financing, COVID-19 = coronavirus disease, DSNG = PT Dharma Satya Nusantara Tbk and its subsidiaries, EAL = emergency assistance loan, FPL = Fourth Partner Energy Private Limited, GIFT = Gujarat International Finance Tec-City, IME = International Money Express, MFF = multitranche financing facility, MFP = Microfinance Program, OCR = ordinary capital resources, PBL = policy-based lending, PRF = project readiness facility, RBL = results-based lending, SDP = sector development program, SEFF = small expenditure financing facility, TSCFP = Trade and Supply Chain Finance Program, UGRO = UGRO Capital Limited.

Notes:

1.	Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It comprises the amount indicated in the investment agreement, which—depending on the exchange rate at the time of signing—may or may not be equal to the approved amount. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

2.	Numbers may not sum precisely because of rounding.

[a]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

[b]	Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar. In 2023, ADB committed a special financing arrangement of $26 million to provide humanitarian support to the people of Myanmar, of which $3 million is from Special Funds that are not included in this table.

[c]	Grants and guarantees committed under the Asian Development Fund private sector window managed by ADB.

66	ANNUAL REPORT 2023

Appendix 3: Approvals, 2019–2023 ($ million)

Item	2019[a]	2020[a]	2021[a]	2022[a]	2023
A. Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	15,661	23,460	15,095	13,516	18,575
Loans	15,371[b]	22,194[c]	14,840[d]	13,281[e]	18,385[f]
Equity Investments	290	200	246	215	170
Guarantees	–	5	10	20	20
Trade and Supply Chain Finance Program[g]	–	800	–	–	–
Microfinance Program	–	260	–	–	–
Concessional Resources	3,522	5,492	3,054	3,965	5,157
Loans	2,679	4,440	2,769	3,001	4,390
Grants	843	1,052	284	958	763[h]
Guarantees	–	–	–	5	3[i]
Special Funds[j]	–	64	1	7	6
Grants	–	64	1	7	6
Subtotal (A)	19,183	29,016	18,150	17,488	23,737
By Operations
Sovereign	17,642	26,331	17,096	16,025	21,638
Loans	16,800	25,215	16,801	15,051	20,871
Grants	843	1,116	285	955	767
Guarantees	–	–	10	20	–
Nonsovereign	1,541	2,685	1,054	1,462	2,099
Loans	1,251[b]	1,419[c]	808[d]	1,231[e]	1,904[f]
Equity Investments	290	200	246	215	170
Grants	–	–	–	11	1[h]
Guarantees	–	5	–	5	23[i]
Trade and Supply Chain Finance Program[g]	–	800	–	–	–
Microfinance Program	–	260	–	–	–
Subtotal (A)	19,183	29,016	18,150	17,488	23,737
B. Technical Assistance
Sovereign	220	282	211	243	249
Nonsovereign	17	11	21	14	14
Subtotal (B)	237	293	232	257	263
TOTAL ADB OPERATIONS (A + B)	19,420	29,309	18,382	17,745	24,001

C. Cofinancing including Trust Funds
Sovereign	5,799	10,962	4,470	6,284	7,797
Trust Funds Administered by ADB	168	281	117	84	142
Bilateral	3,482[k]	4,723	1,690	3,342	1,334
Multilateral	1,777	5,957	2,639	2,857	6,009
Others[l]	372[k]	0	25	0	312
Nonsovereign[m]	7,271	5,082	7,757	8,433	5,368
Trust Funds Administered by ADB	164	154	130	158	286
Bilateral	3	100	17	35	–
Multilateral	1	10	11	26	–
Commercial	3,410	1,545	1,809	2,874[n]	1,936
Trade and Supply Chain Finance Program[g] and Microfinance Program	3,693	3,272	5,790	5,340	3,146
Transaction Advisory Services	113	76	397[o]	60	443[p]
TOTAL COFINANCING	13,183	16,119	12,624	14,777	13,608

– = nil, 0 = less than $500,000, ADB = Asian Development Bank.

Note: Numbers may not sum precisely because of rounding.

[a]	Excludes terminated loans, grants, equities, guarantees, and technical assistance.

[b]	Includes $357 million classified as debt securities in financial statements in accordance with accounting standards.

[c]	Includes $210 million classified as debt securities in financial statements in accordance with accounting standards.

[d]	Includes $128 million classified as debt securities in financial statements in accordance with accounting standards.

[e]	Includes $149 million classified as debt securities in financial statements in accordance with accounting standards.

[f]	Includes $151 million classified as debt securities in financial statements in accordance with accounting standards.

[g]	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.

[h]	Includes/consists of $1 million for a nonsovereign grant project approved under the Asian Development Fund private sector window (ADF-PSW) managed by ADB.

[i]	Consists of/includes $3 million for two nonsovereign guarantees approved under ADF-PSW.

[j]	Special funds other than the Asian Development Fund such as Asia Pacific Disaster Response Fund and Climate Change Fund.

[k]	This figure has been adjusted since Annual Reports 2019 to 2022 due to the reclassification of $207 million sovereign cofinancing for one project.

[l]	Includes concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations) other than from official development assistance sources.

[m]	Includes commercial cofinancing such as B loans, risk transfers, and parallel loans, among others.

[n]	This figure has been adjusted since Annual Report 2022 due to commercial cofinancing for seven projects that were approved in 2022 but recorded only in 2023.

[o]	This figure has been adjusted since Annual Reports 2022 and 2021 to exclude $26 million that is reported under nonsovereign cofinancing.

[p]	Excludes a $37 million A-loan mobilized under Transaction Advisory Services, which is reported under nonsovereign ADB financing, and $150 million that is reported under nonsovereign cofinancing.

Approvals by Region, 2019–2023 ($ million)

Region	2019	2020	2021	2022	2023
Central and West Asia	7,630	8,415	6,509	7,843	7,033
East Asia	3,121	3,515	1,729	2,373	2,790
Pacific	881	1,401	1,344	1,368	366
South Asia	9,281	12,771	11,665	7,856	13,174
Southeast Asia	10,811	17,644	8,330	11,992	13,979
Regional	878	1,682	1,429	1,089	268
TOTAL	32,603	45,428	31,007	32,521	37,609

Note: Numbers may not sum precisely because of rounding.

APPENDIXES	67

Appendix 4: ADB Regional and Nonregional Members

(as of 31 December 2023)

68	ANNUAL REPORT 2023

Appendix 5: ADB Members, Capital Stock, and Voting Power

(as of 31 December 2023)

		Subscribed	Voting
	Year of	Capital[a]	Power[b]
Member	Membership	(% of total)	(% of total)
REGIONAL
Afghanistan	1966	0.034	0.321
Armenia	2005	0.298	0.532
Australia	1966	5.773	4.913
Azerbaijan	1999	0.444	0.649
Bangladesh	1973	1.019	1.109
Bhutan	1982	0.006	0.299
Brunei Darussalam	2006	0.351	0.575
Cambodia	1966	0.049	0.334
China, People’s Republic of	1986	6.429	5.437
Cook Islands	1976	0.003	0.296
Fiji	1970	0.068	0.348
Georgia	2007	0.341	0.567
Hong Kong, China	1969	0.543	0.729
India	1966	6.317	5.347
Indonesia	1966	5.434	4.641
Japan	1966	15.571	12.751
Kazakhstan	1994	0.805	0.938
Kiribati	1974	0.004	0.297
Korea, Republic of	1966	5.026	4.315
Kyrgyz Republic	1994	0.298	0.533
Lao People’s Democratic Republic	1966	0.014	0.305
Malaysia	1966	2.717	2.468
Maldives	1978	0.004	0.297
Marshall Islands	1990	0.003	0.296
Micronesia, Federated States of	1990	0.004	0.297
Mongolia	1991	0.015	0.306
Myanmar	1973	0.543	0.729
Nauru	1991	0.004	0.297
Nepal	1966	0.147	0.411
New Zealand	1966	1.532	1.520
Niue	2019	0.001	0.295
Pakistan	1966	2.174	2.033
Palau	2003	0.003	0.297
Papua New Guinea	1971	0.094	0.369
Philippines	1966	2.377	2.196
Samoa	1966	0.003	0.297
Singapore	1966	0.340	0.566
Solomon Islands	1973	0.007	0.299
Sri Lanka	1966	0.579	0.757
Taipei,China	1966	1.087	1.164
Tajikistan	1998	0.286	0.523
Thailand	1966	1.358	1.381
Timor-Leste	2002	0.010	0.302
Tonga	1972	0.004	0.297
Turkmenistan	2000	0.253	0.496
Tuvalu	1993	0.001	0.295
Uzbekistan	1995	0.672	0.832
Vanuatu	1981	0.007	0.299
Viet Nam	1966	0.341	0.567
Subtotal		63.390	65.124
		Subscribed	Voting
	Year of	Capital[a]	Power[b]
Member	Membership	(% of total)	(% of total)
NONREGIONAL
Austria	1966	0.340	0.566
Belgium	1966	0.340	0.566
Canada	1966	5.219	4.469
Denmark	1966	0.340	0.566
Finland	1966	0.340	0.566
France	1970	2.322	2.152
Germany	1966	4.316	3.747
Ireland	2006	0.340	0.566
Italy	1966	1.803	1.737
Luxembourg	2003	0.340	0.566
Netherlands	1966	1.023	1.113
Norway	1966	0.340	0.566
Portugal	2002	0.340	0.566
Spain	1986	0.340	0.566
Sweden	1966	0.340	0.566
Switzerland	1967	0.582	0.760
Türkiye	1991	0.340	0.566
United Kingdom	1966	2.038	1.924
United States	1966	15.571	12.751
Subtotal		36.610	34.876
TOTAL		100.000	100.000

Notes:

1.	Percentages may not total 100% because of rounding.

2.	For other details, see table on Statement of Subscriptions to Capital Stock and Voting Power (OCR-8) in the Financial Statements of Annual Report 2023.

[a]	Refers to a member’s subscription to shares of the capital stock of the Asian Development Bank (ADB).

[b]	The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

APPENDIXES	69

Appendix 6: Contributions to the Asian Development Fund ($ million)

	Cumulative	of which,
	Effective Amounts	ADF 13
Contributor	Committed[a]	(2021–2024)
Australia	2,894	225
Austria	310	16
Azerbaijan	2	2
Belgium	244	–
Brunei Darussalam	21	0
Canada	2,108	73
China, People’s Republic of	277	93
Denmark	265	–
Finland	208	7
France	1,451	41
Germany	2,002	69
Hong Kong, China	136	12
India	105	40
Indonesia	36	9
Ireland	118	12
Italy	1,228	35
Japan	13,661	773
Kazakhstan	8	– [b]
Korea, Republic of	707	64
Luxembourg	65	4
Malaysia	36	3
Nauru	0	–
Netherlands	788	13
New Zealand	200	13
Norway	327	17
Philippines	2	2
Portugal	92	0
Singapore	28	3
Spain	493	11
Sweden	508	17
Switzerland	425	20
Taipei,China	123	9
Thailand	21	2
Türkiye	125	2
United Kingdom	1,811	119
United States	4,813	136
TOTAL	35,637	1,844

– = nil; 0 = less than $500,000; ADF = Asian Development Fund.

Note: Numbers may not sum precisely because of rounding.

[a]	Valued at the Asian Development Bank Board of Governors’ Resolutions exchange rates. Based on submitted and acknowledged instruments of contribution of ADF I to ADF 13 as of 31 December 2023. Includes the proportionate share of ADF donors in the transferred assets as of 1 January 2017 of $29,309 million and excludes cumulative contributions allocated to the Technical Assistance Special Fund of $2,128 million.

[b]	Kazakhstan has indicated its desire or intention to contribute to the replenishment, subject to obtaining the authorization of its legislature, with the amount to be confirmed.

70	ANNUAL REPORT 2023

Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2023 ($ million)

Financing Partner	Loan	Grant	Technical Assistance
Bilateral
Australia	–	59	7
Austria	–	–	0
Canada	–	7	0
France	405	8	1
Germany	281	2	1
Japan	2,106	–	0
Korea, Republic of	190	–	–
Netherlands	–	18	–
New Zealand	–	8	4
Switzerland	–	–	5
United Kingdom	–	–	0
United States	–	6	1
Subtotal (Bilaterals)	2,982	108	20
Multilateral
ASEAN Infrastructure Fund	10	–	–
Asian Infrastructure Investment Bank	4,759	–	–
Climate Investment Funds[a]	10	5	2
European Union	–	18	2
Global Agriculture and Food Security Program	–	10	–
Global Environment Facility	–	3	0
Green Climate Fund	50	–	2
International Fund for Agricultural Development	83	–	0
OPEC Fund for International Development	–	–	1
Women Entrepreneurs Finance Initiative	–	–	0
World Bank	1,166	10	–
World Food Programme	–	7	–
Subtotal (Multilaterals)	6,078	53	7
Others[b]
China Development Bank	140	–	–
Education Above All Foundation	–	12	–
Korea Energy Agency	–	–	0
Subtotal (Others)	140	12	0
TOTAL	9,199	174	27

– = nil, 0 = less than $1 million, ASEAN = Association of Southeast Asian Nations, OPEC = Organization of the Petroleum Exporting Countries.

Notes:

1.	Excludes cofinancing commitments from Asian Development Bank-administered trust funds.

2.	Numbers may not sum precisely because of rounding.

[a]	Comprises the Clean Technology Fund and the Strategic Climate Fund.

[b]	Includes concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, civil society organizations) other than from official development assistance sources.

APPENDIXES	71

Appendix 7B: Active Trust Funds and Special Funds ($ million)

Fund Name	Partner(s)	Year of Establishment	Contributions for 2023[a]	Cumulative Contribution as of 31 December 2023[b]	Committed for 2023[c]
Single-Partner Trust Funds
Japan Scholarship Program[d]	Japan	1988	7.6	212.1	NA
Japan Fund for Prosperous and Resilient Asia and the Pacific[e]	Japan	2000	24.5	1,053.2	43.8
Spanish Cooperation Fund for Technical Assistance	Spain	2000	–	19.3	1.0
Japan Fund for Information and Communication Technology	Japan	2001	–	10.7	–
Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries	France	2004	–	10.8	1.6
People’s Republic of China Poverty Reduction and Regional Cooperation Fund	People’s Republic of China	2005	–	90.0	2.0
Republic of Korea e-Asia and Knowledge Partnership Fund	Republic of Korea	2006	97.0	260.3	9.7
Netherlands Trust Fund under the Water Financing Partnership Facility	Netherlands	2006	–	44.2	0.1
Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility	Japan	2008	–	55.7	–
Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility	Japan	2008	–	31.5	–
Canadian Climate Fund for the Private Sector in Asia under the Clean Energy Financing Partnership Facility	Canada	2013	–	77.3	10.6
Sanitation Financing Partnership Trust Fund under the Water Financing Partnership Facility	Bill & Melinda Gates Foundation	2013	8.0	27.0	–
Japan Fund for the Joint Crediting Mechanism	Japan	2014	22.9	120.1	16.2
Leading Asia’s Private Infrastructure Fund	Japan	2016	31.3[f]	1,500.0[g]	–[h]
Canadian Climate Fund for the Private Sector in Asia II	Canada	2017	–	149.5[i]	29.0
United Kingdom Fund for Asia Regional Trade and Connectivity under the Regional Cooperation and Integration Financing Partnership Facility	United Kingdom	2018	–	28.1	–
ASEAN Australia Smart Cities Trust Fund under the Urban Financing Partnership Facility	Australia	2019	0.6	14.9	0.2
Ireland Trust Fund for Building Climate Change and Disaster Resilience in Small Island Developing States	Ireland	2019	–	15.8	2.2
Australian Climate Finance Partnership	Australia	2020	–	93.4	0.5
Smart Energy Innovation Fund under the Clean Energy Financing Partnership Facility	United Kingdom	2021	–	12.7	–
Project Preparation and Implementation Support Trust Fund	The OPEC Fund for International Development	2022	–	3.0	1.1
European Union–ASEAN Catalytic Green Finance Facility Trust Fund	European Union	2023	58.5	58.5	–
GEAPP Energy Access and Transition Trust Fund under the Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility	Global Energy Alliance for People and Planet LLC	2023	35.0	35.0	2.0
Leading Asia’s Private Infrastructure Fund 2	Japan	2023	–[j]	1,500.0[g]	–[h]
United Kingdom–ASEAN Catalytic Green Finance Facility Trust Fund	United Kingdom	2023	129.7	129.7	11.7
Multi-Partner Trust Funds
Gender and Development Cooperation Fund	Australia, Canada, Denmark, Ireland, Norway	2003	–	11.7	–
Financial Sector Development Partnership Fund	Luxembourg	2006	–	6.4	–
Water Innovation Trust Fund under the Water Financing Partnership Facility	Australia, Austria, Norway, Spain, Switzerland	2006	4.4	56.8	0.1
Clean Energy Fund under the Clean Energy Financing Partnership Facility	Australia, Norway, Spain, Sweden, United Kingdom	2007	8.9	140.7	6.8
Future Carbon Fund[k]	Belgium, Eneco Energy Trade, Finland, Republic of Korea, POSCO, Sweden	2008	–	41.6	NA
Urban Environmental Infrastructure Fund under the Urban Financing Partnership Facility	Sweden	2009	–	21.5	–
Afghanistan Infrastructure Trust Fund[l]	ANA Trust Fund, Canada, Germany, Japan, United Kingdom, United States	2010	–	741.5	–

continued on next page

72	ANNUAL REPORT 2023

Appendix 7B continued

Fund Name	Partner(s)	Year of Establishment	Contributions for 2023[a]	Cumulative Contribution as of 31 December 2023[b]	Committed for 2023[c]
Credit Guarantee Investment Facility[d]	ADB, Brunei Darussalam, Cambodia, Indonesia, Japan, Republic of Korea, Lao People's Democratic Republic, Malaysia, Myanmar, People's Republic of China, Philippines, Singapore, Thailand, Viet Nam	2010	–	1,158.0	NA
Urban Climate Change Resilience Trust Fund under the Urban Financing Partnership Facility	The Rockefeller Foundation, Switzerland, United Kingdom	2013	–	117.8	–
Regional Malaria and other Communicable Disease Threats Trust Fund under the Health Financing Partnership Facility	Australia, Canada, United Kingdom	2013	–	35.8	–
Asia Pacific Project Preparation Facility	Australia, Canada, Japan	2014	–	63.3	–
Domestic Resource Mobilization Trust Fund	Japan, International Cooperation and Development Fund	2017	1.7	11.9	–
High-Level Technology Fund	Japan	2017	–	92.1	4.1
Asia-Pacific Climate Finance Fund	Germany	2017	–	33.3	4.1
Cities Development Initiative for Asia Trust Fund under the Urban Financing Partnership Facility	Austria, Germany, Spain, Switzerland	2017	–	14.4	5.0
ADB Ventures Investment Fund 1	Climate Investment Funds, Finland, Korea Venture Investment Corporation, Nordic Development Fund, Republic of Korea	2020	–	59.7	4.0
Climate Action Catalyst Fund	Sweden	2021	27.0	27.0	–
Community Resilience Partnership Program Trust Fund under the Community Resilience Financing Partnership Facility	France, Nordic Development Fund, United Kingdom	2021	54.0	65.2	1.5
Climate Innovation and Development Fund	Bloomberg Family Foundation Inc., Goldman Sachs Charitable Gift Fund	2022	–	25.0	6.3
Energy Transition Mechanism Partnership Trust Fund under the Clean Energy Financing Partnership Facility	Germany, Japan, New Zealand	2022	25.0	81.5	3.0
Water Resilience Trust Fund under the Water Financing Partnership Facility	Netherlands	2023	20.0	20.0	2.8
Urban Resilience Trust Fund under the Urban Financing Partnership Facility	United Kingdom	2023	82.2	82.2	9.0
Ocean Resilience and Coastal Adaptation Trust Fund under the Ocean Resilience and Coastal Adaptation Financing Partnership Facility	United Kingdom, Nordic Development Fund	2023	13.0	13.0	0.7
Nonsovereign Revolving Trust Fund	Republic of Korea, United States	2023	6.0	6.0	3.0
Special Funds[m]
Japan Special Fund	Japan	1988	–	1,124.7	4.0
ADB Institute[d]	Australia, Indonesia, Japan, Republic of Korea, People’s Republic of China, Malaysia	1996	13.1	350.8	NA
Regional Cooperation and Infrastructure Fund	ADB, Japan	2007	–	99.6	4.4
Asia Pacific Disaster Response Fund[n]	ADB, Japan	2009	–	180.0	4.5
Financial Sector Development Partnership Special Fund	ADB, Luxembourg	2013	2.2	29.6	3.0

– = nil, ADB = Asian Development Bank, ASEAN = Association of Southeast Asian Nations, GEAPP = Global Energy Alliance for People and Planet LLC, NA = not applicable, OPEC = Organization of the Petroleum Exporting Countries.

[a]	Contributions for 2023 include only additional and new commitments made during the year.

[b]	Cumulative Contribution as of 31 December 2023 is net of cancellation of the commitments, if any, and revalued at reporting date, as applicable.

[c]	Comprises the amount of trust fund cofinancing in the form of loans, equities, grants and technical assistance signed in 2023.

[d]	ADB is the trustee for the fund; the fund does not finance ADB’s loans, grants, or technical assistance activities.

[e]	Excludes transfer of residual Japan contributions from trust funds that closed in 2023.

[f]	The 2023 contribution from Japan is part of the original commitment.

[g]	Represents the maximum possible contribution of Japan to the fund.

[h]	ADB is limited in its ability to disclose the project commitments of the Leading Asia’s Private Infrastructure Funds (LEAP).

[i]	Represents Can$200 million actual amount remitted from partner.

[j]	The Controller’s Department formally recognizes LEAP contributions and records them in ADB’s system and financial statements once they are remitted by the financing partner to ADB.

[k]	ADB is the trustee and purchased Certified Emission Reductions on behalf of its Fund participants. The Fund’s mandate to contract any new transactions ended in 2015.

[l]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but since 2022 has supported the Afghan people through a special arrangement with the United Nations to address basic human needs, including critical food support, and health and education services.

[m]	Special funds (except the Japan Special Fund) get contributions from ADB through transfers from ordinary capital resources. The list of special funds excludes the Asian Development Fund (ADF), the Technical Assistance Special Fund (TASF) and the Climate Change Fund. Contributions to the ADF are presented in Appendix 6. Contributions to the TASF are made through direct and voluntary contributions from members and through allocations from the ADF replenishments. No external partners contribute to the Climate Change Fund.

[n]	Includes a $75 million contribution from the Government of Japan earmarked for ADB’s response to the COVID-19 pandemic. The Asia Pacific Disaster Response Fund Japan COVID-19 contribution was available for a 2-year period beginning May 2020. In July 2023, the Government of Japan requested ADB to transfer the unused balance of its contribution to the Japan Fund for Prosperous and Resilient Asia and the Pacific.

APPENDIXES	73

Appendix 8A: Organizational Structure

BOARD OF GOVERNORS
BOARD OF DIRECTORS
INDEPENDENT EVALUATION DEPARTMENT
Emmanuel Jimenez, Director General
OFFICE OF THE COMPLIANCE REVIEW PANEL
Elisea Gozun, Chair
ASIAN DEVELOPMENT BANK INSTITUTE
Tetsushi Sonobe, Dean
PRESIDENT
Masatsugu Asakawa
STRATEGY, POLICY, AND PARTNERSHIPS DEPARTMENT
Tomoyuki Kimura, Director General
OFFICE OF THE GENERAL COUNSEL
Thomas Clark, General Counsel
OFFICE OF ANTICORRUPTION AND INTEGRITY
John Versantvoort, Head
OFFICE OF THE AUDITOR GENERAL
Yuko Keicho, Auditor General
ECONOMIC RESEARCH AND DEVELOPMENT IMPACT DEPARTMENT
Albert F. Park, Chief Economist and Director General
OFFICE OF THE OMBUDSPERSON
Wayne Blair, Ombudsperson
OFFICE OF PROFESSIONAL ETHICS AND CONDUCT
Christel Adamou, Director
OFFICE OF THE SPECIAL PROJECT FACILITATOR
Imrana Jalal, Special Project Facilitator
VICE-PRESIDENT (South Asia, Central and West Asia)
Shixin Chen
SOUTH ASIA DEPARTMENT
Takeo Konishi, Director General
CENTRAL AND WEST ASIA DEPARTMENT
Yevgeniy Zhukov, Director General
VICE-PRESIDENT (East Asia, Southeast Asia, the Pacific)
Scott Morris
EAST ASIA DEPARTMENT
M. Ehsan Khan, Director General
SOUTHEAST ASIA DEPARTMENT
Winfried F. Wicklein, Director General
PACIFIC DEPARTMENT
Leah Gutierrez, Director General
VICE-PRESIDENT (Market Solutions)
Bhargav Dasgupta
OFFICE OF MARKETS DEVELOPMENT AND PUBLIC-PRIVATE PARTNERSHIP
F. Cleo Kawawaki, Head
PRIVATE SECTOR OPERATIONS DEPARTMENT
Suzanne Gaboury, Director General
VICE-PRESIDENT (Sectors and Themes)
Fatima Yasmin
CLIMATE CHANGE AND SUSTAINABLE DEVELOPMENT DEPARTMENT
Bruno Carrasco, Director General
SECTORS GROUP
Ramesh Subramaniam, Director General and Group Chief
VICE-PRESIDENT (Finance and Risk Management)
Roberta Casali
CONTROLLER'S DEPARTMENT
Helen Hall, Controller
OFFICE OF RISK MANAGEMENT
Stephen O'Leary, Head
TREASURY DEPARTMENT
Pierre Van Peteghem, Treasurer
VICE-PRESIDENT (Administration and Corporate Management)
Bruce Gosper
BUDGET, PEOPLE, AND MANAGEMENT SYSTEMS DEPARTMENT
Yasuto Watanabe, Director General
CORPORATE SERVICES DEPARTMENT
Lakshmi Menon, Director General
INFORMATION TECHNOLOGY DEPARTMENT
Stephanie Hung, Director General
OFFICE OF THE SECRETARY
Asel Djusupbekova, The Secretary
PROCUREMENT, PORTFOLIO, AND FINANCIAL MANAGEMENT DEPARTMENT
Aman Trana, Director General
MANAGING DIRECTOR GENERAL
Woochong Um
TRANSFORMATION OFFICE
Bobur Alimov, Head
OFFICE OF SAFEGUARDS
Nianshan Zhang, Head
DEPARTMENT OF COMMUNICATIONS AND KNOWLEDGE MANAGEMENT
Bernard Woods, Principal Director

[a]	The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.

[b]	The Compliance Review Panel reports to the Board of Directors.

[c]	The Asian Development Bank Institute is a subsidiary body of the Asian Development Bank.

[d]	Vice-President Chen’s last working day was 11 December 2023. From 12 December 2023, Managing Director General Um was Officer-in-Charge for South Asia, Central and West Asia.

[e]	The Managing Director General provides support to the President in the oversight of the Office of the Special Project Facilitator, the Office of Professional Ethics and Conduct, and the Office of the Ombudsperson.

74	ANNUAL REPORT 2023	APPENDIXES	75

Appendix 8B: Sectors and Themes

(as of 31 December 2023)

Note: The Asian Development Bank’s sectors and themes were reconfigured under the bank’s new operating model, effective 30 June 2023.

76	ANNUAL REPORT 2023

Appendix 9: Corporate Reports

A.	Key Corporate Overview Reports

•	ADB Sustainability Reports

•	Annual Evaluation Reviews

•	Development Effectiveness Reports: Private Sector Operations

•	Development Effectiveness Review

B.	Treasury, Finance, and Risk Management

•	ADB Information Statement

C.	Operations

1.	Overview of ADB Operations

•	ADB Projects and Tenders: Project Data Sheets for Loans, Grants, and Technical Assistance

•	Statement of ADB Operations Series

2.	Portfolio Reports

•	Annual Reports on Portfolio Performance

•	Quarterly Portfolio Updates

3.	Country Operations

•	ADB Member Fact Sheets

•	Annual Reports on the Country Performance Assessment Exercise

4.	Partnership Reports

•	ADB–Japan Scholarship Program Annual Reports

•	Annual Partnership Reports

•	Clean Energy Financing Partnership Facility Annual Reports

•	Financial Sector Development Partnership Special Fund and Financial Sector Development Partnership Fund Annual Report

•	Gender and Development Cooperation Fund Progress Reports

•	Japan Fund for Prosperous and Resilient Asia and the Pacific Progress Reports

•	People’s Republic of China Regional Cooperation and Poverty Reduction Fund Annual Reports

•	Republic of Korea e-Asia and Knowledge Partnership Fund Annual Reports

•	Urban Financing Partnership Facility Annual Reports

•	Water Financing Partnership Facility Annual Reports

D.	Planning and Budget

•	Budget of the Asian Development Bank Series

•	Work Program and Budget Framework Series

E.	Accountability

•	ADB Accountability Mechanism Annual Reports
F.	Audit

•	Annual Report of the Audit and Risk Committee of the Board 2022–2023

G.	Independent Evaluation

•	ADB’s Support for Urban Infrastructure and Services in India, 2012–2022

•	Corporate Evaluation of ADB’s Investment and Credit Risk Management of Nonsovereign Operations (2009–2021)

•	Evaluation of ADB’s Procurement System, 2014–2021

•	Evaluation of ADB Support for the Central Asia Regional Economic Cooperation Program, 2011–2022

•	Lessons from the Validation of Technical Assistance Completion Reports (July 2022–June 2023)

•	Navigating through the Polycrisis: Asian Development Fund 12 and 13 Support to Vulnerable Countries

•	Topical Paper: Evidence and Gap Map on Global Value Chain Interventions: Are ADB Projects Aligned with the Evidence?

•	Validations of Country Partnership Strategy Final Reviews

•	Work Program: Independent Evaluation Department

H.	Key Economic and Financial Research

•	Economics Working Papers

•	Asia Bond Monitor Series

•	Asian Development Review Series

•	Asian Development Outlook Series

•	Asian Economic Integration Reports

•	Basic Statistics Series

•	Key Indicators for Asia and the Pacific Series

I.	ADB Institute

•	ADBI Policy Briefs

•	ADBI Three-Year Rolling Work Program and Budget

•	ADBI Working Papers

J.	Other Reports

•	Annual Procurement Report

•	Highlights of ADB’s Cooperation with Civil Society Organizations

•	Office of Anticorruption and Integrity Annual Reports

•	Office of Professional Ethics and Conduct Annual Reports

•	Office of the Ombudsperson Annual Reports

APPENDIXES	77

Appendix 10: Operational Data and Organizational Information

(as of 31 December 2023)

The tables and other information listed below are available for download in PDF and XLS format from https://www.adb.org/documents/adb-annual-report-2023.

Operational Data
Total Operations, by Sector and by Region, 2023
Sovereign Commitments, 2023
Nonsovereign Commitments, 2023
Commitments by Modality, 2022–2023
Sovereign and Nonsovereign Commitments, 2022–2023
Sector Distribution (Sovereign and Nonsovereign Commitments including Cofinancing), 2022–2023
Nonsovereign Commitments by Year, 2009–2023
Nonsovereign Commitments by Country, 2009–2023
Top Recipients by Commitment including Cofinancing, 2023
Top Recipients by Commitment excluding Cofinancing, 2023
Nonsovereign Commitments by Top Countries, 2022–2023
Projects Involving Commercial Cofinancing, 2023
Technical Assistance Commitments, 2023
Technical Assistance Grant Commitments
Amount of Loans and Grants Made Effective, Contracts Awarded, and Disbursements
Number of Projects Under Administration, At Risk, Completed, and Project Completion Reports/Extended Annual Review Reports/Project Performance Evaluation Reports Circulated
Net Transfer of Resources (Ordinary Capital Resources [OCR], Concessional OCR, and Grants from Asian Development Fund and Other Special Funds), 2022–2023
Evaluation Results for Sovereign Operations by Member Country, Cumulative by Evaluation Year, 2014–2023
Evaluation Results for Sovereign Operations by Sector, Cumulative by Evaluation Year, 2014–2023
Evaluation Results for Nonsovereign Operations by Member Country, Cumulative by Evaluation Year, 2014–2023
Evaluation Results for Nonsovereign Operations by Sector, Cumulative by Evaluation Year, 2014–2023
Cofinancing Arrangements, 2022–2023 (Volume)
Cofinancing Arrangements, 2022–2023 (Number of Projects)
Projects Involving Sovereign Cofinancing, 2023
Projects Involving Sovereign Grant Cofinancing, 2023
Overall Procurement of Goods, Works, and Consulting Services, 2023: Loans, Grants, and Technical Assistance Operations Combined, by Origin of Goods and Services
Overall Procurement of Goods, Works, and Consulting Services, 2023: Loans, Grants, and Technical Assistance Operations Combined, by ADB Member
Cumulative Contracts Awarded by Origin of Goods and Services as of 31 December 2023: Loans, Grants, and Technical Assistance Operations
Cumulative Contracts Awarded by ADB Members as of 31 December 2023: Loans, Grants, and Technical Assistance Operations
Asian Development Fund-Contributed Resources
Japan Special Fund—Regular and Supplementary Contributions: Statement of Activities and Change in Net Assets, 1988–2023
Japan Special Fund—Asian Currency Crisis Support Facility: Statement of Activities and Change in Net Assets, 1999–2023

Organizational Information
Resolutions of the Board of Governors Adopted in 2023
Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2023
Board of Governors
Board of Directors and Voting Groups
Committees of the Board of Directors
ADB Institute Advisory Council, 2022–2024
Summary of Internal Administrative Expenses—2023 and Budget for 2024
Remuneration of the Board of Directors and Management
Management and Staff Representation of ADB Members
Number of Assigned Positions in Field Offices
Growth in Field Offices and Assigned Staff Positions, 2014–2023

78	ANNUAL REPORT 2023

ACKNOWLEDGMENTS

Board of Directors’ Working Group on the Annual Report 2023: David Cavanough and Keiko Takahashi (Chairs), Ernesto Braam, Nim Dorji, Moushumi Khan, Xia Lyu, and Llewellyn Roberts.

Annual Report 2023 Secretariat: John Jeong (Office of the President); Sisse Arias and Jake Padua (Office of the Secretary); Claus Astrup, Ilaria Caetani, Maria Christina Dueñas, Maria Socorro Regalado, and Arminda Bellin (Strategy, Policy, and Partnerships Department); Giovanni Verlini and Duncan McLeod (Department of Communications and Knowledge Management).

Publisher Bernard Woods • Managing Editor (Print and Digital) Duncan McLeod • Project Manager Luke Dunstan

Copyediting Paul Dent • Proofreading Ma. Theresa Arago, Maria Guia De Guzman, Joy Quitazol • Art Direction Anthony Victoria • Design and Information Graphics Cleone Baradas • Typesetting Edith Creus, Prince Nicdao • Programming and Design (Digital) Christopher Charleson.

The Board of Directors’ Working Group on the Annual Report 2023 would like to thank all ADB departments and offices for their significant contributions to this report.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from the source and interpretation of data. ADB accepts no responsibility from any consequence of their use. By making any designation of or reference to a particular territory or geographic area in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area.

In this publication, “$” refers to United States dollars, unless otherwise stated. ADB recognizes “China” as the People’s Republic of China and “Korea” as the Republic of Korea.

© 2024 Asian Development Bank

ISBN 978-92-9270-636-4 (print); 978-92-9270-637-1 (PDF); 978-92-9270-638-8 (ebook)

Publication Stock No. FLS240103

DOI: http://dx.doi.org/10.22617/FLS240103

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All photos by ADB unless otherwise indicated.

Cover photo: A woman conducts environmental monitoring at the ADB-supported Patuha geothermal power plant in West Java, Indonesia.

Photo on page 25: A laboratory technician at a dairy factory in Kostanay, Kazakhstan.

Photo on page 43: Farmers harvesting rice in Raipur, Chhattisgarh, India.